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As filed with the Securities and Exchange Commission on November 6, 2000

Registration No. 333-46390

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM SB-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOUNTAIN BANK HOLDING COMPANY
(Name of small business issuer in its charter)

WASHINGTON	6712	91-1602736
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

501 Roosevelt, Enumclaw, Washington 98022
(360) 825-0100
(Address and telephone number of principal executive offices and principal place of business)

ROY T. BROOKS
Chairman of the Board and Chief Executive Officer
501 Roosevelt
Enumclaw, Washington 98022
(360) 825-0100
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
WILLIAM E. BARTHOLDT, ESQ.
Graham & Dunn PC
1420 Fifth Avenue, 33rd Floor
Seattle, Washington 98101-2390

Approximate date of commencement of proposed sale of securities to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 / /  Alternative 2 /x/

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MOUNTAIN BANK HOLDING COMPANY

501 Roosevelt
Enumclaw, WA 98022
(360) 825-0100

A Maximum of 75,000 Shares (No Minimum Number of Shares)
No Par Value Common Stock

   Mountain Bank Holding Company is offering 75,000 Shares of its common stock to existing shareholders and the public at $11.00 per Share.

   Commencing November 10, 2000, we will offer up to 75,000 Shares to existing shareholders by offering each shareholder the right to purchase one Share for each 25 Shares owned of record on November 7, 2000. There is no minimum purchase for existing shareholders.

   The exclusive offer to our existing shareholders will expire on November 30, 2000. If all Shares are not subscribed for by that date they will be offered on a first-come-first-served basis to the general public and to existing shareholders who wish to increase their stockholdings. The offering to the general public will expire on December 31, 2000, unless we terminate it earlier or extend it. If we extend the offering, we will do so only until January 31, 2001.

   In addition to other matters discussed in this document, you should also be aware of the following:

  •
  There is no minimum offering amount, and we may receive less than $825,000 in gross proceeds;

  •
  Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;

  •
  Once we have accepted a subscription, it cannot be withdrawn by the investor;

  •
  We are selling the shares directly—there is no underwriter involved in the offering;

  •
  There is no market for our shares, and there is very limited trading activity;

  •
  We have established the offering price of $11.00 per Share; however, our Shares have recently traded at $10.00 per Share; and

  •
  Our directors and executive officers intend to purchase approximately 85% of the Shares allocated to them under the 1-to-25 priority offering to shareholders, and some of these persons intend to purchase additional Shares, subject to availability.

   The minimum purchase for new shareholders is 100 Shares. No person will be permitted to purchase more than 2,500 Shares, subject to the discretion of the board of directors.

   Investment in the Shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mountain Bank Holding (1)

Per Common Share	$11.00	$0	$11.00

Maximum Offering	$825,000	$0	$825,000

(1)
Before deducting estimated expenses of the Offering of approximately $50,000, including registration fees, legal and accounting fees, printing and other miscellaneous expenses payable by Mountain Bank Holding.

The date of this prospectus is November 10, 2000.

The securities offered by means of this prospectus are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

PROSPECTUS SUMMARY

    The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this prospectus.

The Offering

Common Stock Offered	75,000 Shares
Common Stock to be Outstanding After the Offering	1,935,422 Shares (assuming all Shares offered are sold and no stock options are exercised).
Minimum Subscription	New shareholders must subscribe for a minimum of 100 Shares. No minimum for existing shareholders.
Maximum Subscription	2,500 Shares, subject to the discretion of the board of directors.
Price	$11.00 Per Share.
Use of Proceeds	To support our growth, including new computer equipment and planned branch expansion. See "USE OF PROCEEDS."
Special Factors to be Considered	An investment in the Shares involves certain risks. See "RISK FACTORS."

Plan of Distribution.  The offering will be conducted in two stages:

    PHASE 1.  The first stage is an offer exclusively to our existing shareholders. We anticipate that Phase 1 will commence on or about November 10, 2000, and continue until November 30, 2000. During Phase 1 existing shareholders have the right to purchase one Share for each 25 Shares owned of record on November 7, 2000. There is no minimum purchase for existing shareholders.

    PHASE 2.  If all Shares allocated to existing shareholders are not subscribed for during Phase 1, Shares will be offered to the general public and to existing shareholders wishing to increase their stockholdings. New shareholders must be Washington residents. Phase 2 will commence December 1, 2000, and will expire on December 31, 2000, at 5:00 p.m. local time unless sooner terminated or unless extended by Mountain Bank Holding. Mountain Bank Holding may extend the offering until January 31, 2001.

    Except for priority Shares offered to existing shareholders during Phase 1, we will accept all subscriptions on a first-come-first-served basis.

Conditions of the Offering

    We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, it cannot be withdrawn by the investor. Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

    While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

    See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Mountain Bank Holding

    Mountain Bank Holding Company is a Washington corporation formed in 1993 primarily to hold all of the common stock of Mt. Rainier National Bank, a national banking association organized in July 1990. We had consolidated total assets of approximately $93,000,000 at June 30, 2000. Mt. Rainier Bank provides personal and commercial banking and related financial services at its main office located at 501 Roosevelt Avenue, Enumclaw, Washington, and at its branch offices located in Buckley, Black Diamond and Auburn, Washington.

    At September 30, 2000, Mountain Bank Holding had consolidated total liabilities of approximately $96,450,000, total deposits of approximately $84,980,000, and stockholders' equity of approximately $11,020,000.

RISK FACTORS

    An investment in the Shares being offered involves certain risks. In addition to the other information contained in this prospectus, anyone considering investing in the Shares should read and carefully consider the following:

You may have difficulty selling our Shares, as there is little trading activity

    The Shares are not listed on any stock exchange and there is very little market activity in the stock. The Shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market. No dealer has committed to make or makes a market in the Shares. Isolated transactions between individuals occur from time to time. See "BUSINESS—Market for Common Equity and Related Stockholder Matters."

    While the Shares are not listed or traded on any market, traded stocks have recently experienced a decline in stock prices, particularly in the financial services segment. Although there is no direct correlation between the trading prices of stocks on the national stock markets and the trading price of our Shares, significant negative fluctuations in the markets could negatively affect the price of the Shares.

You will likely not receive cash dividends on the Shares

    We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of our subsidiary. Our ability to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to Mountain Bank Holding. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION—Dividends."

We have set the offering price ourselves, and the price may not reflect the actual value

    We have established the offering price of $11.00 per Share based solely on our belief of the fair market value of the Shares. The offering price of $11.00 represents a multiple of 1.92 times the book value of the Shares as of June 30, 2000. See the "Consolidated Balance Sheets" in the Financial Statements. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the Shares offered or in the determination of the offering price.

The return on your investment is uncertain

    We cannot provide any assurance that a purchaser of the Shares will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations as described in this "RISK FACTORS" section, it is possible that an investor could lose his or her entire investment.

Purchasers in this offering will experience an immediate dilution in their equity interest in our common stock

    The net book value per Mountain Bank Share at June 30, 2000, was $5.72. Giving effect to the assumed sale of 75,000 Shares in this offering, the pro forma net book value at June 30, 2000 would have been $5.90 per Share. This means that if all 75,000 of the offered Shares are sold, each present shareholder would experience an immediate increase in the net book value of his or her Shares of $.18 per Share. Each purchaser of Shares in the offering would experience an immediate dilution of $5.10 per Share measured in terms of net book value (the difference between the $11.00 purchase price and the $5.90 pro forma net book value). There is not however any direct correlation between the book value of the Shares and the market value of the Shares. See "DILUTION" for an illustration of how the dilution occurs.

Fluctuating interest rates can adversely effect our profitability

    Mt. Rainier Bank's profitability is dependent to a large extent upon net interest income—the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. Most recently, this has narrowed the interest rate margins for many financial institutions as interest rates have risen and competition for loans and deposits has increased. Mount Rainier Bank will continue to be affected by changes in interest rates and other economic factors beyond its control. See "BUSINESS—Asset and Liability Management."

Some of our loan concentrations present a business risk if segments of the economy suffer a downturn

    Mt. Rainier Bank's loan portfolio is concentrated in real estate, commercial, dairy/agriculture and construction lending as well as consumer loans. Although we do not believe that the loan concentrations currently pose an undue risk, the concentration in real estate construction loans could present risk in the event of a downturn in the local economy. Dairy and agriculture loans could present additional risk if continued pressure concerning environmental issues results in increased costs and lower margins for farmers. See "BUSINESS—Lending Activities."

Some of our competitors are not subject to the same amount of regulation as we are and may have an advantage over us

    We are supervised and regulated by federal and state governments. The primary concern of the regulators is to protect depositors, not shareholders. These regulators include the Federal Deposit Insurance Corporation, which insures bank deposits, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System.

    Federal and state regulations place banks at a competitive disadvantage because other competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies, are not scrutinized so closely. We have so far been able to compete effectively in our market areas. However, there is no assurance we will continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and our ability to continue to compete effectively. See "SUPERVISION AND REGULATION."

Competition in the Enumclaw, Washington market area may limit our future success

    Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in Enumclaw and its environs and elsewhere. Mt. Rainier Bank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with a variety of other financial and financial service companies. These competitors are described at "BUSINESS—Market Area and Competition."

    Some of these competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank. Some of them have financial resources greater than Mt. Rainier Bank's. Mt. Rainier Bank will compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Mt. Rainier Bank and thus may obtain deposits at lower rates of interest. If Mt. Rainier Bank were to become unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected. See "BUSINESS—Market Area and Competition."

We could be adversely affected by a downturn in the Enumclaw economy

    Our future success is largely dependent on the general economic conditions in our primary service area. This area includes the city of Enumclaw and the surrounding areas, including the communities of Buckley, Black Diamond, and Auburn. Any factors that adversely affect the economy of Mt. Rainier Bank's primary service area could adversely affect our performance.

    Our primary service area was primarily dependent upon agriculture until a few years ago. The economic base is now more diversified and includes manufacturing, retail and wholesale establishments and personal and industrial services. Our expansion in 1998 into the Auburn market, which is typified by larger businesses and includes a large Boeing plant, has presented new opportunities but also new challenges in terms of dependence on the local economy. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on our business. See "BUSINESS—Market Area and Competition."

We would be adversely affected if we lost the services of Roy Brooks or Steve Moergeli

    We are dependent upon the services of Roy T. Brooks, Chairman of the Board and CEO of Mountain Bank Holding, and Steve W. Moergeli, President and CEO of Mt. Rainier Bank, and the experienced management team they have assembled. The loss of Mr. Brooks or Mr. Moergeli, if not replaced shortly with equally competent persons, could have an adverse effect on Mountain Bank Holding and Mt. Rainier Bank. Neither Mountain Bank Holding nor Mt. Rainier Bank has entered into an employment agreement with any of its executive personnel or has purchased key man insurance on their lives. Mt. Rainier Bank will be required to continue to attract and retain qualified persons to be successful in the competitive banking market.

There are restrictions on changes of control of Mountain Bank Holding that could decrease your chance of realizing a premium on your shares

    As a Washington corporation, we are subject to various provisions of the Washington Business Corporation Act that impose restrictions on certain takeover offers and business combinations, such as combinations with interested shareholders and share repurchases from certain shareholders. See "DESCRIPTION OF COMMON STOCK—State Anti-Takeover Provisions."

    Provisions of our Articles of Incorporation requiring a staggered board could be used to hinder or delay a takeover bid. These provisions may inhibit takeover bids and could decrease the chance of shareholders realizing a premium over market price for their Shares as a result of a takeover bid. See "DESCRIPTION OF COMMON STOCK—Staggered Board of Directors."

TERMS OF THE OFFERING

Method of Offering

    Phase 1.  We have elected to first offer all 75,000 of the Shares to existing shareholders, on the basis of one Share for each 25 Shares held of record as of the close of business on November 7, 2000.

    There is no minimum number of Shares an existing shareholder must purchase. No investor will be permitted to purchase more than 2,500 Shares through this offering, subject to the discretion of the board of directors. Phase 1 will begin on November 10, 2000, and will expire on November 30, 2000.

    Phase 2.  If all Shares allocated to existing shareholders are not subscribed by November 30, 2000, we will offer any remaining Shares to the general public, including existing shareholders who wish to increase their stockholdings.

    New shareholders must purchase a minimum of 100 Shares. As explained below under "How to Subscribe," existing shareholders who wish to purchase more than the number of Shares allocated to them in Phase 1 will so indicate in their subscription agreement. Existing shareholders will have a priority over the general public in Phase 2, on a "first-come-first-served" basis, if they have indicated a desire to purchase additional Shares in their subscription agreements during Phase 1. Phase 2 will begin on December 1, 2000, and will expire on December 31, 2000, unless we sooner terminate the offering or unless we extend the offering. If we do extend the offering, we will not extend it past January 31, 2001.

    Except for the priority Shares offered to existing shareholders in Phase 1, ALL SUBSCRIPTIONS WILL BE ACCEPTED ON A FIRST-COME-FIRST-SERVED BASIS, AS WE RECEIVE THEM.

    Subscriptions will be accepted only for whole Shares. Existing shareholders will be permitted to purchase the number of Shares closest to the number of Shares to which they are entitled, rounded to the next full share.

    We reserve the right to reject any subscription in whole or in part. If we reject any subscription, the full amount of subscription funds tendered will be returned promptly to the subscriber without any deductions.

Residency Requirement for New Shareholders

    Persons acquiring Shares in the Offering who are not existing shareholders will be required to certify that they are bona fide residents of the State of Washington. This certification, which is contained in the form of subscription agreement that each such person will complete, is required in order to comply with applicable state securities laws. We may waive this residency requirement in our sole discretion.

How to Subscribe

    We have prepared two forms of subscription agreement, one for existing shareholders and one for new shareholders. The appropriate form of subscription agreement should be completed, signed by appropriate subscribers, and sent with full payment for the number of Shares subscribed to:

  Mountain Bank Holding Company
  501 Roosevelt
  Enumclaw, WA 98022

    SPECIAL INSTRUCTIONS FOR EXISTING SHAREHOLDERS.  Existing shareholders who wish to purchase more than the number of Shares allocated to them on a priority basis (one Share per 25 Shares owned) should so indicate on their subscription agreement. If Shares remain unsold at the end of Phase 1, such Shares will be offered to the general public in Phase 2, including existing shareholders who have indicated a desire to purchase additional Shares on their subscription agreements. Existing shareholders subscribing for additional Shares during Phase 1 will have priority over the general public during Phase 2.

    If existing shareholders do not indicate an interest in purchasing additional Shares, on their subscription agreements, during Phase 1, they may still subscribe for Shares during Phase 2, although such subscriptions will be accepted only on a first-come-first-served basis.

Offering Expiration Date

    Completed and signed subscription agreements from existing shareholders, together with full payment for the Shares subscribed, must be received at our offices no later than 5:00 p.m. local time on November 30, 2000, in order to participate in Phase 1.

    Completed and signed subscription agreements from members of the general public (and including existing shareholders who return subscription agreements after November 30, 2000) in Phase 2 must be received at our offices not later than 5:00 p.m. on December 31, 2000, the expiration date of the offering. Such subscription agreements must be accompanied by full payment for the Shares subscribed.

    We reserve the right to terminate Phase 2 of the offering prior to December 31, 2000. We also have the right to extend the offering. If we extend the offering, we will extend it for up to an additional 30 days, to not later than January 31, 2001. We will not accept any subscriptions after the offering has expired or has been terminated.

Subscription Funds

    All subscription funds that we receive will become our property. Once we have accepted a subscription, it cannot be revoked by the investor.

Commissions

    No commissions, fees, or other remuneration will be paid to any of our directors, officers, or employees, or to any other person or company for selling the Shares in this offering.

Delivery of Stock Certificates

    We will issue certificates for Shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

    Our directors and executive officers are eligible to participate in this offering, as current shareholders, on the same terms being offered to all other Mountain Bank shareholders. As a group they currently own 295,694 outstanding Shares, which entitles them to purchase 11,828 Shares on the basis of one Share for each 25 Shares owned. Mountain Bank Holding's directors and executive officers have indicated to us that they plan to purchase a total of 10,093 of Shares allocated to them under the 1:25 formula.

    Mountain Bank's directors and executive officers may also purchase additional Shares, on a first-come-first-served basis, like all other Mountain Bank shareholders. Currently, certain directors and executive officers have indicated that they plan to purchase 1,344 additional Shares, subject to availability. It is possible that our directors and executive officers may later decide to purchase more Shares, subject to availability.

    Mountain Bank's directors and executive officers currently own 15.89% of the outstanding Mountain Bank Shares. If they purchase 11,437 Shares in the offering, as they have indicated they intend to do, they will own 307,131 outstanding Shares, or 15.87% of the total outstanding Shares assuming that all 75,000 Shares are sold in this offering. See "MANAGEMENT—Security Ownership of Management and Certain Shareholders."

Representations of Subscribers

    Each subscriber will also be required to represent that he or she has received a copy of this prospectus. This acknowledgement by a subscriber would be asserted by Mountain Bank Holding in defense of any claims against us by a subscriber on the basis that he or she was not provided with a copy of the prospectus, as required under federal securities laws. By making this representation, subscribers are not waiving any of their rights under the federal securities laws.

DILUTION

    Our net book value at June 30, 2000, was $10,614,498, or $5.72 per share. Net book value per share is determined by dividing our net worth (assets less total liabilities) by the number of Shares outstanding. Without taking into account any changes in such net book value after June 30, 2000, other than to give effect to the sale of 75,000 Shares offered in this offering (after deducting estimated offering expenses), the pro forma net book value of the outstanding Shares at June 30, 2000, would have been $11,389,498, or $5.90 per share. This represents an immediate increase in net book value to present shareholders of $.18 per share and an immediate dilution to new investors of $5.10 per share. The following table illustrates the dilution on a per-Share basis:

Offering price per share		$11.00
Net book value per share before offering	$5.72
Increase in net book value per share attributable to new investors	.18
Pro forma net book value per share after Offering		$5.90
Dilution per share to new investors(1)		$5.10

(1)
Dilution to new investors is determined by subtracting pro forma net book value per share after the offering from the $11.00 offering price per share.

DIVIDEND POLICY

    We have never paid a cash dividend and currently intend to retain our earnings, if any, for use in our business. We do not anticipate paying any cash dividends in the foreseeable future. The board of directors cannot predict when such dividends, if any, will ever be paid. The payment of dividends, if any, will at all times be subject to the payment of our expenses, the maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for national banks.

USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the offered Shares will be approximately $775,000, assuming that all 75,000 offered Shares are sold. Because this offering is not conditioned on the sale of a minimum number of Shares, the net proceeds will be reduced if investors do not subscribe for the maximum number of offered Shares. As a consequence, we cannot provide any assurance that we will attain the maximum net proceeds of $775,000.

    We will use the net proceeds of the offering to support our recent and anticipated future growth and for general corporate purposes. We anticipate that approximately one-third of the net proceeds will be used to pay for land purchased in the Maple Valley, Washington, area in anticipation of the future establishment of a new branch facility there. We also anticipate that approximately one-third of the net proceeds will be used to finance the acquisition of a new mainframe computer. We have already purchased land in Maple Valley and the new mainframe computer. Both the land and the computer have been paid for from existing funds, and neither involved borrowing funds from a third party. We will use proceeds of this offering to replenish our working capital with respect to these expenditures. If we raise substantially less than $775,000 in the offering, we intend to use the funds received first to reimburse the acquisition of the mainframe computer, and if funds remain, to reimburse the purchase of the land in Maple Valley. Any remaining net proceeds will be used for general corporate purposes.

BUSINESS

Mountain Bank Holding Overview

    We are a bank holding company organized under the laws of Washington, chartered in 1993. We had consolidated total assets of approximately $93,296,000 at June 30, 2000. We are located in Enumclaw, Washington, and conduct our operations through our subsidiary, Mt. Rainier National Bank, a national banking association organized in 1990. We do not engage in any substantial activities other than acting as a bank holding company for Mt. Rainier Bank. We believe we can present an alternative to recent mega-mergers by offering local ownership, local decision-making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Mountain Bank Holding Selected Financial Information as of September 30, 2000

    The following table presents unaudited selected financial information regarding Mountain Bank Holding and Mt. Rainier Bank updated through September 30, 2000. This summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this offering circular.

	Nine months ended September 30,		Years ended December 31,
	2000	1999	1999	1998
	(In thousands, except per share data)
RESULTS OF OPERATIONS:
Interest income	$5,512	$4,808	$6,539	$6,169
Interest expense	2,103	1,757	2,360	2,499
Net interest income	3,409	3,051	4,179	3,670
Provision for credit losses	49	—	—	78
Noninterest income	684	587	796	864
Noninterest expense	3,006	2,931	3,961	3,291
Income before income taxes	1,038	707	1,014	1,165
Income taxes	350	208	310	393
Net income	$688	$499	$704	$772
Earnings per share (1):
Basic	$0.37	$0.27	$0.39	$0.48
Diluted	0.35	0.26	0.37	0.45
Book value per share (1)	5.89	5.47	5.50	5.34
FINANCIAL POSITION:
Interest-bearing deposits in banks	$1,792	$6,077	$3,563	$10,546
Investment securities	23,654	28,775	27,043	24,995
Net loans	63,301	48,705	53,738	44,842
Total deposits	84,983	81,282	81,246	77,593
Shareholders' equity	11,024	10,033	10,162	9,691

(1)
1999 and 1998 data restated for a two-for-one stock split effective April 24, 2000.

Return on Assets and Equity

    Following are performance ratios of Mountain Bank Holding for the six months ended June 30, 2000, and for the years ended December 31, 1999 and 1998:

	June 30, 2000	December 31, 1999	December 31, 1998
Return on average assets	1.03%	0.80%	0.97%
Return on average equity	9.37%	7.17%	9.97%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	10.95%	11.13%	9.72%

Employees

    Mountain Bank Holding had two full-time equivalent employees at June 30, 2000. Mt. Rainier Bank had a total of 49 full-time equivalent employees at June 30, 2000.

Property

    Mt. Rainier Bank's main office is located in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier Bank. The facility has 10,275 square feet with two drive-up windows, an automatic teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, safe deposit boxes, signs and alarm equipment.

    On February 6, 1995, Mt. Rainier Bank opened its Buckley Branch located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet, a two-lane drive-up, an ATM and a night depository.

    On January 26, 1998, Mt. Rainier Bank opened its Black Diamond Branch at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet, a two-lane drive up, an ATM, and a night depository.

    On November 16, 1998, Mt. Rainier Bank opened its Auburn Branch at 1436 Auburn Way South, Auburn, Washington. The building has approximately 2,624 square feet and a two-lane drive up and includes an ATM and a night depository.

    Mt. Rainier Bank owns all of the facilities described above.

    Mt. Rainier Bank also owns approximately 20,246 square feet of commercial property located south of the intersection of the Maple Valley-Black Diamond Road and 225th Avenue SE in Maple Valley, Washington. This property is intended to be used for future expansion of Mt. Rainier Bank. No specific schedule for the development of this property has been established as of the date of this prospectus.

Legal Proceedings

    There are no material pending legal proceedings to which we or Mt. Rainier Bank is a party or of which any of our properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Mt. Rainier Bank.

Market for Common Equity and Related Stockholder Matters

    Market Information.  No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and is not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the Shares. The following data includes trades between individual investors and new issues of stock. It does not include the exercise of stock options or Shares issued under the Employee Stock Purchase Plan.

Period	# of Shares Traded(1)	Price Range(1)
1998	27,652	$6.25 to $ 8.75
1999	41,628	$8.75 to $ 9.00
2000 to August 31	49,762	$9.00 to $10.00

(1)
Adjusted to reflect a two-for-one stock split effective April 24, 2000.

    To the best of our knowledge, the most recent transaction in the Shares was September 19, 2000, at a price of $10.00 per Share.

    On March 31, 1995, we distributed an offering circular for 200,000 shares of common stock at $5.00 per share. The offering was amended on May 2, 1995, to increase the number of shares offered to 280,000 shares. All 280,000 shares were sold for a total offering of $1,400,000. In October and November 1997, pursuant to a prospectus dated October 17, 1997, we offered and sold 200,000 shares of common stock at $6.25 per share, raising $1,200,000 net of offering expenses. In October and November 1998, pursuant to a prospectus dated October 1, 1998, we offered and sold 200,000 shares of common stock at $8.75 per share, raising $1,690,000 net of offering expenses. In our 1997 and 1998 stock offerings, and in this offering, it has been our practice to offer some Shares on a preferential basis to our current shareholders.

    Share and Share price figures in the preceding paragraph have been retroactively adjusted to reflect a two-for-one stock split effective April 24, 2000.

    At June 30, 2000, stock options for 220,500 Shares were outstanding. See Note 12 of the financial statements for additional information.

Number of Equity Holders

    As of September 19, 2000 (the record date for determining existing shareholders for this offering), there were 954 holders of record of Shares.

Cash Dividends

    We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of our subsidiary. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Mountain Bank Holding and Mt. Rainier Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to us. The ability of Mt. Rainier Bank to pay dividends to us is governed by various statutes. See "SUPERVISION AND REGULATION—Dividends."

Mt. Rainier Bank

    Mt. Rainier Bank primarily serves individuals and small and medium-sized businesses located in its primary trade area. Mt. Rainier Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. Mt. Rainier Bank's deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. Mt. Rainier Bank's deposit accounts are insured by the FDIC up to the maximum amount, generally $100,000 per depositor, subject to aggregation rules.

    The principal sources of Mt. Rainier Bank's revenues are:

  •
  interest and fees on loans;

  •
  deposit service charges;

  •
  federal funds sold (funds loaned on a short-term basis to other banks); and

  •
  interest on investments (principally government securities)

    Mt. Rainier Bank's lending activity consists of:

  •
  short-to-medium-term commercial and consumer loans, including operating loans and lines,

  •
  equipment loans,

  •
  automobile, recreational vehicle and truck loans,

  •
  personal loans or lines of credit,

  •
  home improvement and rehabilitation loans, and

  •
  VISA credit cards.

    Mt. Rainier Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, and telephone banking. Mt. Rainier Bank has a night depository as well as drive-up services.

Market Area and Competition

    Mt. Rainier Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Mt. Rainier Bank's primary service area, which is the city of Enumclaw and its environs, including the communities of Black Diamond, Buckley, Auburn, and elsewhere. All of the major regional commercial banks, including Bank of America, Key Bank, U.S. Bank, Wells Fargo, and Washington Mutual have a branch or branches within Mt. Rainier Bank's primary service area. Mt. Rainier Bank is the only locally owned bank in Enumclaw.

    Mt. Rainier Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with:

  •
  credit unions;

  •
  small loan companies;

  •
  insurance companies;

  •
  mortgage companies;

  •
  finance companies;

  •
  brokerage houses; and

  •
  other financial institutions

    Some of our competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank and some have financial resources greater than ours. The future success of Mt. Rainier Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). Mt. Rainier Bank also receives non-interest income from sales of investment products, sales of mortgage loans, and income from service charges. Mt. Rainier Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Mt. Rainier Bank and thus may obtain deposits even though they may offer lower rates of interest.

    Mt. Rainier Bank's primary service area is South King County and East Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn, and surrounding communities. Enumclaw's population is 10,600, having experienced a 43.62% growth rate since 1990. Enumclaw is primarily considered a residential community, with most growth in single family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,083. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, with a population of 3,800, up from 1,760 in 1990. Auburn is a larger community with a population of 41,731, up from 35,230 in 1990. All of the major regional banks and savings and loans are located in Auburn.

Products and Services

    As its asset base has grown, Mt. Rainier Bank has introduced new products and services to position itself to compete in its highly competitive market. Mt. Rainier Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Mt. Rainier Bank has developed a mix of products and services utilizing technology available to the banking industry such as telephone banking and automatic teller machines. Mt. Rainier Bank also offers a wide range of commercial and retail banking products and services to its customers.

    Loans include residential real estate, commercial, financial and real estate construction and development, installment and consumer loans.

    Other products and services include credit related insurance, ATMs, debit cards and safe deposit boxes.

Lending Activities

    Mt. Rainier Bank's major source of income is interest and fees charged on loans.

    In general, Mt. Rainier Bank is permitted to make loans to single borrowers in aggregate amounts of up to 15% of Mt. Rainier Bank's unimpaired capital and unimpaired surplus. Mt. Rainier Bank occasionally sells participations in loans when necessary to stay within lending limits or to otherwise limit Mt. Rainier Bank's exposure.

    Mt. Rainier Bank also seeks to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At June 30, 2000, no such concentration exceeded 10% of Mt. Rainier Bank's loan portfolio, although approximately 3.2% of Mt. Rainier Bank's loan portfolio consisted of dairy/agricultural loans and approximately 9.9% of interim real estate construction loans. See "Loan Portfolio" below. Mt. Rainier Bank has no loans to foreign countries and its policy is to lend within Washington State; however, Mt. Rainier Bank does have some loans to out-of state borrowers.

Loan Policy

    Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

    In the normal course of business there are various commitments outstanding and commitments to extend credits that are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

    Lending activities are conducted pursuant to a written Loan Policy that has been adopted by the Board of Directors of Mt. Rainier Bank. Each loan officer has a defined lending authority. Regardless of lending authority, individual loans over $350,000 are approved by Mt. Rainier Bank's Loan Committee. Loans over $100,000 require the joint approval of the President and Credit Administrator.

    Loan commitments are underwritten within Mt. Rainier Bank's established guidelines for each loan category and carry no unusual risk. Mt. Rainier Bank experiences modest usage of these commitments.

    At June 30, 2000 Mt. Rainier Bank had outstanding commitments to loan monies totaling $10,160,393. Of this, $2,464,406 (24.25%) is secured by real estate and $2,576,633 (25.36%) is unused commitments to fund VISA Gold credit cards. Commercial and other loan commitments total $5,119,354 or 50.39% of total commitments.

    Mt. Rainier Bank has entered into agreements with other banks to participate in certain of Mt. Rainier Bank's commitments to extend credit to customers.

Loan Portfolio

    Total loans of $62,372,000 at June 30, 2000, reflected an increase of $8,321,000 or 15.39%, compared to total loans for the year ended December 31, 1999. Residential real estate loans, which historically have had low loss experience, increased $1,751,000 or 12.18%. Construction and land development loans, loans secured by farmland, and commercial real estate loans increased by $6,354,000, or 33.46%. Commercial and industrial loans and agricultural loans decreased by $428,000, or 2.7%. These types of loans carry a higher level of risk in that the borrowers' ability to repay may be affected by local economic trends. Installment and other consumer loans increased by $644,000, or 13.39%. These loans, generally secured by automobiles and other consumer goods, contain a historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Enumclaw and surrounding counties, there is a risk that the borrowers' ability to repay the loans could be affected by changes in local economic conditions.

    The loan portfolio, as outlined below, is segmented into specific families of loans, i.e., consumer, commercial, construction and real estate. Each loan category has inherent risks. Commercial loans in Mt. Rainier Bank's market area are affected by changes in local, regional, national and international economic conditions. Mt. Rainier Bank has identified four types of commercial loans that pose the highest risk in its portfolio; commercial loans related to "high tech", aircraft production, forestry, and dairy-agriculture. Mt. Rainier Bank seeks to make good commercial credit decisions as a result of a thorough analysis of a corporate borrower, its management, the industry in which it operates, and the market it serves. Mt. Rainier Bank's commercial loan analysis includes a review of each borrower's operating results and financial condition and an assessment of expected future ability of the borrower to generate cash during an adverse economic environment. Consumer loans are affected by general employment factors. Occupations relating to the four identified commercial loan risk areas above pose the most important risk components for assessing the risk in Mt. Rainier Bank's consumer loan products. Mt. Rainier Bank has identified stability of income and collateral protection as two major components of its consumer loan risk rating system. Likewise, construction and real estate loans are influenced by supply and demand, which in turn is based on the amount of economic and population growth in Mt. Rainier Bank's market area. Loans secured by real estate are evaluated as the most desirable based upon the important risk factor of ultimate repayment provided by safety of collateral value. Mt. Rainier Bank's market area is supported by the major city and industrial area created by the Seattle, Washington, marketplace. Mt. Rainier Bank's general market area is considered to be a bedroom community of this larger municipality which is driven by the aircraft and high-tech industries. As such, the supply and demand factors affecting real estate values are currently supported by the economic soundness of the region. Mt. Rainier Bank continually assesses its lending risk based upon the stability of this major economic marketplace. Mt. Rainier Bank manages each portfolio segment by maintaining underwriting guidelines, policies, procedures and documentation requirements specific to each category. Likewise, Mt. Rainier Bank endeavors to make loans primarily within defined geographic areas.

    The following table sets forth the composition of Mt. Rainier Bank's loan portfolio at June 30, 2000, and December 31, 1999 and 1998.

	June 30, 2000		December 31, 1999		December 31, 1998
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
	(dollars in thousands)
Commercial and agricultural	$16,213	25.99%	$15,873	29.37%	$13,449	30.03%
Real Estate:
Construction	6,230	9.99%	5,117	9.47%	4,255	9.50%
Mortgage	34,475	55.27%	28,251	52.27%	22,036	49.20%
Consumer	5,454	8.75%	4,810	8.89%	5,045	11.27%

Total loans	$62,372	100.00%	$54,051	100.00%	$44,785	100.00%

    Total mortgage loans secured by real estate mortgages (55.27%) are composed of loans secured by 1-4 family residential (25.86%), multi-family residential (2.50%) and commercial real estate (26.91%). All mortgage loans are underwritten within Mt. Rainier Bank's established lending guidelines and are primarily made within Mt. Rainier Bank's defined geographic area.

    The following table sets forth the maturities and interest sensitivities of Mt. Rainier Bank's loan portfolio at June 30, 2000.

	One Year or Less	Over One Through Five Years		Maturing After Five Years
	Amount	Fixed	Variable	Fixed	Variable	Total
Commercial and agriculture	$8,548	$6,051	$0	$865	$0	$15,464
Real estate	$9,746	$13,975	$0	$17,754	$0	$41,475
Consumer	$1,403	$3,442	$0	$588	$0	$5,433

Total	$19,697	$23,468	$0	$19,207	$0	$62,372

    Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year: One to five years: and over 5 years. At June 30, 2000 Mt. Rainier Bank had total loans of $19,697,000 maturing in less than one year. Of this amount, $10,593,000 or 53.8% are considered variable rate, indexed to the prime lending rate. At June 30, 2000 Mt. Rainier Bank had no variable rate loans maturing in over one year.

Asset and Liability Management

    The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

    The asset/liability committee, which consists of the Chief Executive Officer, the Senior Vice President/ Cashier, the Credit Administrator and other officers, is charged with monitoring the liquidity and funds position of Mt. Rainier Bank. The Committee regularly reviews (a) information on current economic conditions and the outlook for interest rates; (b) the asset/liability position of Mt. Rainier Bank; (c) Mt. Rainier Bank's current and projected liquidity position; (d) maturity/average life of the portfolio as a whole; (e) composition of the portfolio; and (f) tax position of the institution.

    Mountain Bank Holding uses the "ALX" asset liability management model, a proprietary system. At June 30, 2000, we had a negative cumulative repricing gap within one year of approximately $33,600,000, or approximately 39% of total earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

    The following table represents interest sensitivity profiles for Mt. Rainier Bank as of June 30, 2000. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Gap Analysis
June 30, 2000

	Total Within One Year	One Year to Five Years	Over Five Years
Rate sensitive assets:
Loans	$19,697	$28,177	$14,498
Investments	$6,186	$17,164	$49
Interest bearing deposits	$8

TOTAL	$25,891	$45,341	$14,547
Rate sensitive liabilities:
Savings, NOW and interest checking	$33,779
Time deposits	$29,555	$2,624

TOTAL	$63,334	$2,624	$0
Interest sensitive gap	$(37,443)	$42,717	$14,547

Assets

    Management of Mt. Rainier Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Mt. Rainier Bank's interest earning assets by category at June 30, 2000, and at December 31, 1999 and 1998.

Earning Assets

	June 30, 2000		December 31, 1999		December 31, 1998
	Amounts	Percent of Earning Assets	Amounts	Percent of Earning Assets	Amounts	Percent of Earning Assets
	(in thousands)
Loan portfolio	$62,372	72.23%	$54,051	63.63%	$44,785	55.29%
Investment portfolio	23,969	27.76%	27,043	31.83%	24,995	30.86%
Federal funds sold and interest bearing deposits	8	0.01%	3,563	4.19%	10,546	13.02%
Loans held for sale	—	0.00%	294	0.35%	675	0.83%

Total earning assets	$86,349	100.00%	$84,951	100.00%	$81,001	100.00%

    At June 30, 2000, and at December 31, 1999 and 1998, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 71%, 71% and 74% of the investment portfolio, respectively. The following table presents the composition of the carrying value of Mt. Rainier Bank's investment portfolio at June 30, 2000, December 31, 1999 and 1998.

Investment Securities Portfolio

	June 30, 2000	December 31, 1999	December 31, 1998
	(in thousands)
US Treasury securities	$2,484	$5,646	$5,508
US Government and agency securities	14,242	13,256	12,618
Mortgage backed securities	6,430	7,338	5,837
Corporate bonds	—	—	301
Municipal bonds	243	244	296
Federal Reserve and FHLB stock	570	559	435

Total	$23,969	$27,043	$24,995

    The following tables present the maturity distribution of the amortized cost and estimated market value of Mt. Rainier Bank's debt securities at June 30, 2000, December 31, 1999 and 1998. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	June 30, 2000
	One Year or Less		Over One Through Five Years		Over Five Through Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands)
US Treasury securities	$998	5.56%	$1,486	6.08%	$0
US Government and agency securities	$4,460	5.36%	$9,782	6.28%	$0
Mortgage backed securities	$2,685	6.75%	$3,745	6.96%	$0
Municipal bonds (1)	$0		$194	5.03%	$49	5.50%

Total	$8,143		$15,207		$49

Weighted average yield		5.54%		6.36%		5.50%

	December 31, 1999
	One Year or Less		Over One Through Five Years		Over Five Through Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands)
US Treasury securities	$3,649	5.98%	$1,997	6.41%	$0
US Government and agency securities	$1,484	5.15%	$11,772	5.99%	$0
Mortgage backed securities	$351	6.50%	$6,987	6.82%	$0
Municipal bonds (1)	$0		$195	5.56%	$49	5.01%

Total	$5,484		$20,951		$49

Weighted average yield		5.74%		6.31%		5.01%

	December 31, 1998
	One Year or Less		Over One Through Five Years		Over Five Through Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield
	(in thousands)
US Treasury securities	$1,765	6.32%	$3,744	6.41%
US Government and agency securities			$9,303	5.98%	$3,314	6.35%
Mortgage backed securities			$5,474	6.78%	$364	7.00%
Corporate bonds	$301	7.09%
Municipal bonds (1)	$15	3.90%	$129	4.90%	$151	5.01%

Total	$2,081		$18,650		$3,829

Weighted average yield		6.41%		6.29%		6.35%

(1)
Yields do not reflect tax-exempt status.

Deposit Liability Composition

    Mt. Rainier Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Mt. Rainier Bank's deposit structure at June 30, 2000, and at December 31, 1999 and 1998.

	June 30, 2000		December 31, 1999		December 31, 1998
	Average Amounts	Percent of Total Deposits	Average Amounts	Percent of Total Deposits	Average Amounts	Percent of Total Deposits
	(dollars in thousands)
Non-interest bearing demand	$13,612	16.76%	$13,140	16.88%	$10,385	14.61%
Interest-bearing demand	27,355	33.68%	26,759	34.37%	25,598	36.00%
Savings	10,298	12.68%	10,355	13.30%	8,960	12.60%
Certificates of deposit	21,779	26.81%	19,608	25.19%	17,823	25.07%
Certificates of deposit over $100,000	8,182	10.07%	7,991	10.26%	8,333	11.72%

Total	$81,226	100.00%	$77,853	100.00%	$71,099	100.00%

    The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

	Six Months Ended June 30, 2000
	Average Balance	Interest Earned/ Expense	Annualized Yield/Rate (1)
	(in thousands)
Interest bearing demand deposits	$27,355	$784	2.87%
Savings	10,298	228	2.21%
Certificates of deposit	21,779	1,156	5.31%
Certificates of deposit over $100,000	8,182	464	5.67%

Total	$67,614	$2,632	3.89%

	Year ended December 31,
	1999			1998
	Average Balance	Interest Earned/ Expense	Annualized Yield/Rate	Average Balance	Interest Earned/ Expense	Annualized Yield/Rate
			(in thousands)
Interest bearing demand deposits	$26,759	$742	2.77%	$25,598	$802	3.13%
Savings	10,355	249	2.40%	8,960	250	2.79%
Certificates of deposit	19,608	956	4.88%	17.823	965	5.41%
Certificates of deposit over $100,000	7,991	410	5.13%	8,333	478	5.74%

Total	$64,713	$2,357	3.64%	$60,714	$2,495	4.11%

    At June 30, 2000, December 31, 1999 and 1998, time deposits greater than $100,000 aggregated approximately $9,767,000, $8,126,000 and $8,559,000, respectively. The following table indicates, as of June 30, 2000, December 31, 1999 and 1998 the dollar amount of $100,000 or more deposits by the time remaining until maturity:

	6/30/00	12/31/99	12/31/98
	(in thousands)
Maturity in:
Three months or less:	$3,160	$1,829	$2,656
Over three months through twelve months	$6,290	$5,983	$5,643
Over twelve months	$317	$314	$260

TOTAL	$9,767	$8,126	$8,559

Investment Policy

    The objective of Mt. Rainier Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Mt. Rainier Bank, yet still maintain sufficient liquidity to meet fluctuations in Mt. Rainier Bank's loan demand and deposit structure. In doing so, Mt. Rainier Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Mt. Rainier Bank's deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Senior Vice President/Cashier are authorized to execute security transactions for the investment portfolio based on the decisions of the funds management committee.

    The funds management committee, which consists of the President/Chief Executive Officer, Chairman of the Board, Senior Vice President/Cashier and other directors, has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors' meeting are reviewed by the board at its following monthly meeting, and the entire portfolio is reviewed on a quarterly basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide Mt. Rainier Bank's needed liquidity and longer-term securities purchased to generate level income for Mt. Rainier Bank over periods of interest rate fluctuations.

    Mt. Rainier Bank's investment securities portfolio of $23,900,000 at June 30, 2000, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $0 and unrealized losses were $459,000. Mt. Rainier Bank's investment securities portfolio of $27,000,000 at December 31, 1999, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $4,000 and unrealized losses were $384,000. Mt. Rainier Bank's investment securities portfolio of $24,900,000 at December 31, 1998, consisted of securities available for sale which are carried at market value. In addition, unrealized gains on investment securities available for sale were $172,000 and unrealized losses were $34,000.

    At June 30, 2000, Mt. Rainier Bank had approximately $6,400,000 of mortgage-backed securities in the available for sale category, which constitutes approximately 26.8% of its investment securities portfolio. Structured notes have uncertain cash flows that are driven by interest rate movements and expose Mountain Bank Holding to greater market risk than traditional medium-term notes. All of Mt. Rainier Bank's investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Portfolio

    The investment policy of Mt. Rainier Bank is an integral part of its overall asset/liability management. Mt. Rainier Bank's investment policy is to establish a portfolio that will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations, while at the same time achieving a satisfactory investment return on the funds invested. Mt. Rainier Bank's board of directors reviews the investment policy annually. Mt. Rainier Bank stresses the following attributes for its investments: Capital protection, liquidity, yield, risk management and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, Mt. Rainier Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

    Held to Maturity securities include debt securities that Mt. Rainier Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At June 30, 2000, Mt. Rainier Bank had no securities Held to Maturity.

    Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of June 30, 2000, Mt. Rainier Bank held no securities as Trading Securities.

    Available for Sale securities include debt securities which may be sold to implement Mt. Rainier Bank's asset/liability management strategies and in response to changes in interest rates, prepayment rates, and similar factors, and certain restricted equity securities. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity. At June 30, 2000, all securities held by Mt. Rainier Bank were classified as Available for Sale.

    As a national bank and member of the Federal Reserve System, Mt. Rainier Bank is required to have $241,100 invested in the Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, Mt. Rainier Bank is required to keep $329,300 in stock. This portion of Mt. Rainier Bank's investment portfolio is not liquid.

    The following table sets forth weighted average yields earned by Mt. Rainier Bank on its earning assets and the weighted average rates paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

	Six Months Ended June 30,
	2000			1999
	Average Balance	Int Earned/ Expense	Annualized Yield/ Rate	Average Balance	Int Earned/ Expense	Annualized Yield/ Rate
	(in thousands)
Assets
Interest earning assets:
Loans	$59,241	$2,833	9.56%	$46,095	$2,253	9.78%
Investments	25,609	757	5.91%	26,554	756	5.69%
Fed funds sold and deposits in banks	1,189	33	5.55%	5,728	146	5.10%

Total interest earning assets	86,039	3,623	8.42%	78,377	3,155	8.05%

Non-interest earning assets:
Cash and due from banks	3,432			3,836
Premises and equipment	3,408			3,409
Other assets	372			907
Allowance for possible credit losses	(623)			(614)

Total assets	$92,628			$85,915

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing demand deposits	$27,355	392	2.87%	$26,195	364	2.78%
Savings	10,298	113	2.21%	10,119	130	2.57%
Certificates of deposit	21,779	578	5.31%	18,960	462	4.87%
Certificates of deposit over $100,000	8,182	232	5.67%	8,136	207	5.09%

Total interest bearing deposits	67,614	1,315	3.89%	63,410	1,163	3.67%

Federal funds purchased	629	20	6.30%	—	—	8.06%
Other borrowings	41	2	8.10%	43	2	3.67%

Total interest bearing liabilities	68,284	1,337	3.92%	63,453	1,165

Non-interest bearing liabilities:
Demand deposits	13,612			12,123
Other liabilities	522			581
Shareholders' equity	10,210			9,758

Total liabilities	$92,628			$85,915

Net interest income		$2,286			$1,990

Net interest margin			5.31%			5.08%

	Year Ended December 31,
	1999			1998
	Average Balance	Int Earned/ Expense	Annualized Yield/ Rate	Average Balance	Int Earned/ Expense	Annualized Yield/ Rate
	(in thousands)
Assets
Interest earning assets:
Loans	$48,022	$4,694	9.77%	$43,831	$4,441	10.13%
Investments	27,182	1,552	5.71%	23,674	1,432	6.05%
Fed funds sold and deposits in banks	5,960	293	4.92%	5,371	296	5.51%

Total interest earning assets	81,164	6,539	8.06%	72,876	6,169	8.47%

Non-interest earning assets:
Cash and due from banks	3,470			3,532
Premises and equipment	3,410			2,855
Other assets	734			996
Reserve for possible credit losses	(611)			(608)

Total assets	$88,167			$79,651

Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing demand deposits	$26,759	742	2.77%	25,598	802	3.13%
Savings	10,355	249	2.40%	8,960	250	2.79%
Certificates of deposit	19,608	956	4.88%	17,823	965	5.41%
Certificates of deposit over $100,000	7,991	410	5.13%	8,333	478	5.74%

Total interest bearing deposits	64,713	2,357	3.64%	60,714	2,495	4.11%

Federal funds purchased	—	—	7.14%	—	—	9.09%
Other borrowings	42	3	3.64%	44	4	4.11%

Total interest bearing liabilities	64,755	2,360		60,758	2,499

Non-interest bearing liabilities:
Demand deposits	13,140			10,385
Other liabilities	457			767
Shareholders' equity	9,815			7,741

Total liabilities	$88,167			$79,651

Net interest income		$4,179			$3,670

Net interest margin			5.15%			5.04%

(1)
For purposes of these schedules, non-accruing loans are included in the average balances.

(2)
Loan fees of $127 and $120 for the six months ended June 30, 2000 and 1999, respectively, and $350 and $340 for the years ended December 31, 1999 and 1998, have been included in interest income.

    Changes in interest income and expense and volume and rate variances for the six months ended June 30, 2000, and for the years ended December 31, 1999, and December 31, 1998, are shown below:

	Net Change			Volume			Yield
	6/30/00	12/31/99	12/31/98	6/30/00	12/31/99	12/31/98	6/30/00	12/31/99	12/31/98
Interest earning assets
Loans	$579	$253	$367	$681	$414	$392	$(102)	$(161)	$(25)
Investments	$1	$120	$189	$(47)	$204	$292	$48	$(84)	$(103)
Federal funds sold	$(113)	$(3)	$149	$(149)	$31	$156	$36	$(34)	$(7)

Interest income	$467	$370	$705	$485	$649	$840	$(18)	$(279)	$(135)

Interest bearing liabilities
Interest bearing demand	$(28)	$(60)	$48	$(17)	$35	$94	$(11)	$(95)	$(46)
Savings	$17	$(1)	$34	$(6)	$36	$35	$23	$(37)	$(1)
Certificates of deposit	$(116)	$(9)	$129	$(73)	$92	$132	$(43)	$(101)	$(3)
Certificates of deposit over $100,000	(25)	$(68)	$103	$(1)	$(19)	$100	$(24)	$(49)	$3

Total interest bearing deposits	$(152)	$(138)	$314	$(97)	$144	$361	$(55)	$(282)	$(47)

Federal funds purchased	$(20)	$—	$—	$(20)	$—	$—	$—	$—	$—
Other borrowings	59	$(1)	$(1)	$79	$—	$(1)	$(20)	$(1)	$—

Total interest expense	$(113)	$(139)	$313	$(38)	$144	$360	$(75)	$(283)	$(47)

Net interest income	$580	$509	$392	$523	$505	$480	$57	$4	$(88)

(1)
Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volumes. The Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

Credit Risk Management and Allowance for Credit Losses

    Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Mt. Rainier Bank's operations. The loan review procedures are designed to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

    Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, we have established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

    The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as Mt. Rainier Bank's previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Mt. Rainier Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion of a loan that is classified as a "loss" by regulatory examiners is charged-off.

    The allowance for credit losses is maintained at a level management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

    When information confirms that specific loans or portions of loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Mt. Rainier Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

    The allowance for credit losses is viewed by management as a single, unallocated allowance available for all loans. Rules and formulas relative to the adequacy of the allowance, although useful as guidelines to management, are not rigidly applied. The allowance for credit losses at June 30, 2000, was $647,000, or 1.04% of loans outstanding. The allowance for credit losses at year end 1999 was $607,000, or 1.12% of loans outstanding, net of unearned income, compared to $618, 000, or 1.38% at year end 1998. The following table presents data related to Mountain Bank Holding's allowance for credit losses for the six months ended June 30, 2000, and for the years ended December 31, 1999 and 1998.

Summary of Credit Loss Experience and Related Information

	Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
	(in thousands)
Allowance for credit losses
(beginning of period)	$607	$618	$555
Loans charged off:
Commercial and agricultural	0	0	0
Real estate construction	0	0	0
Real estate mortgage	0	0	0
Consumer	0	(16)	(15)

Total	0	(16)	(15)

Recoveries of loans previously charged off:
Commercial and agricultural	0	0	0
Real estate construction	0	0	0
Real estate mortgage	0	0	0
Consumer	0	5	0

Total	0	5	0

Net loans charged off	0	(11)	(15)
Provision for possible credit losses	40	0	78

Allowance for possible credit losses (end of period)	$647	$607	$618

Loans outstanding:
Average	$59,241	$48,022	$43,831
End of period	62,372	54,051	44,785
Ratio of allowance for credit losses to total loans outstanding
Average	1.09%	1.26%	1.41%
End of period	1.04%	1.12%	1.38%
Ratio of net charge-offs to average loans outstanding	0.00%	0.03%	0.03%

Allocation of the Allowance for Credit Losses
(in thousands)

Balance at June 30, 2000:	Amount	Percent of Loans in each category to total loans
Commercial and agriculture	$168	24.76%
Real estate construction	65	9.99%
Real estate mortgage	358	56.50%
Consumer	56	8.75%

Total loans	$647	100.00%

    The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

    The following table sets forth information regarding non-performing loans of Mt. Rainier Bank on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Risk Elements—Nonaccrual, Past Due and Restructured Loans
(in thousands)
At June 30, 2000

	90 Days or More Past Due 6/30/00	Nonaccrual 6/30/00	Restructured 6/30/00	Lost Interest 6/30/00
Commercial and agriculture	$0	$22	$0	$1
Real estate	$0	$0	$0	NA
Consumer	$0	$0	$0	NA

	$0	$22	$0	$1

At December 31, 1999 and 1998

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest
	12/31/99	12/31/98	12/31/99	12/31/98	12/31/99	12/31/98	12/31/99	12/31/98
Commercial and agriculture	$0	$0	$0	$0	$0	$0	$0	$0
Real estate	$0	$0	$0	$441	$0	$0	$0	$17
Consumer	$0	$0	$0	$6	$0	$0	$0	$1

	$0	$0	$0	$447	$0	$0	$0	$18

Capital Resources/Liquidity

    Liquidity.  The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Mt. Rainier Bank's liquidity, represented by cash and cash due from banks, federal funds sold and interest-bearing deposits in other banks, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, Mt. Rainier Bank devotes resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets that are generally matched to correspond to the maturity of liabilities.

    Although Mt. Rainier Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither Mountain Bank Holding nor Mt. Rainier Bank is subject to any specific liquidity requirements imposed by regulatory orders. Mt. Rainier Bank is subject to general FDIC guidelines that do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

Capital Adequacy

    Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

    The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

    The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common stockholders' equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

    On June 30, 2000, Mt. Rainier Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

    The Federal Deposit Insurance Corporation Improvement Act of 1992 ("FDICIA") established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings. See Note 16 to the Consolidated Financial Statements for Bank-only capital ratios.

Impact of Inflation and Changing Prices

    The consolidated financial statements and related consolidated financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Mountain Bank Holding is reflected in increased operating costs. Unlike most industrial companies, virtually all of Mountain Bank Holding's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

    The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for Mountain Bank Holding and Mt. Rainier Bank for the six months ended June 30, 2000 and 1999, and the years ended December 31, 1999 and 1998.

    This discussion and analysis is intended to complement the audited financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction with them. This discussion and analysis will focus on the following major areas: Results of Operations, Capital Requirements, Liquidity Resources, Asset Liability Management, Asset Quality, and Year 2000 issues.

Results of Operations

  As of and for the Six Months Ended June 30, 2000 and 1999

    Mountain Bank Holding had net income of $475,000 or $0.26 per adjusted common share outstanding for the first 6 months of 2000 compared to a net income for the first six months of 1999 of $326,000 or $0.18 per adjusted common share outstanding. Our returns on average assets and average common equity for the first half of 2000 were 1.03% and 9.30%, compared to .76% and 6.68%, respectively, for the first half of 1999.

    Net interest income for the first half of 2000 increased $297,000 to $2,286,000 versus the first half of 1999 of $1,989,000. The increase is attributable to loan growth and a slightly higher investment and loan portfolio yield. Loans grew 28.75% from the June 30, 1999, total of $48,446,000 to a total of $62,372,000 as of June 30, 2000. Total company assets were $93,296,000 at June 30, 2000, compared to $87,392,000 as of June 30,1999, which represents a growth of 6.76%.

    The net interest margin was 5.31% for the first half of 2000 compared to 5.08% for the first half of 1999. The yield on the investment portfolio was 5.91% for the first half of 2000 compared to 5.69% for the same period in 1999.

    Non-interest income increased $42,000 for the first half of 2000 to $433,000 from $391,000 for the first half of 1999. The increase is attributable to increased volume in service charges and commissions from investments products sold. Non-interest expenses for the first 6 months of 2000 increased $26,000 to $1,965,000 compared to the first 6 months of 1999 of $1,939,000. The increase in operation expenses is due to an increase in personnel expense of $43,000. However, as a percent of average assets, personnel expense decreased to 1.16% in 2000 from 1.20% in 1999. Total non-interest expenses as a percent of average assets has decreased from 2.26% as of June 30, 1999, to 2.12% as of June 30, 2000.

  Years Ended December 31, 1999 and 1998

    Net income for 1999 was $704,000, which represents a decrease of $68,000 from year end 1998. Mountain Bank Holding's return on average assets was 0.80% for 1999 and 0.97% for 1998. Its return on average equity was 7.17% for 1999 and 9.97% for 1998.

    Mountain Bank Holding's earnings for 1999 were impacted by the following significant items:

  •
  Mortgage origination fees were down $180,000 to $113,000 in 1999 from $293,000 in 1998.

  •
  Salaries and benefits were up $410,000 to $2,123,000 in 1999 from $1,713,000 in 1998 due to the addition of the Auburn location and the addition of systems personnel.

  •
  Occupancy expenses were also higher due to the addition of the Auburn location and the computer system upgrade for the year 2000 project. The increase of $176,000 was up to $630,000 in 1999 from $454,000 in 1998.

    The impact of the foregoing items was reduced by the following:

  •
  Average earning assets for 1999 were $81,164,000 representing an increase of $8,288,000 over 1998's average earning assets of $72,876,000.

  •
  Yield on average interest-bearing liabilities decreased from 4.11% for 1998 to 3.64% for 1999.

  •
  Average interest-bearing liabilities increased from $60,714,000 in 1998 to $64,713,000 for 1999 representing an increase of $3,999,000.

  •
  Average earning assets to average total assets increased to 92.05% for 1999 from 91.49% for 1998.

  •
  Average interest-bearing liabilities to average assets decreased to 73.40% in 1999 from 76.23% in 1998. Net average earning assets (average earning assets minus average interest bearing liabilities) to average total assets increased from 15.26% for 1998 to 18.66% for 1999.

    As a result of the foregoing, net interest income increased $509,000 to $4,179,000 for 1999 from $3,670,000 for 1998.

    Non-interest expense increased by $670,000 to $3,961,000 for 1999 compared to $3,291,000 for 1998. Non-interest expense was 4.13% of average assets in 1998 compared to 4.49% of average assets in 1999.

Non-Interest Expense	1999	% Average Assets	1998	% Average Assets
Salaries and employee benefits	$2,123	2.41%	$1,713	2.19%
Occupancy expenses	$206	0.23%	$135	0.17%
Furniture and equipment	$424	0.48%	$319	0.41%
Advertising	$30	0.03%	$26	0.03%
Professional fees	$103	0.12%	$102	0.13%
Business and occupation taxes	$81	0.09%	$79	0.10%
Customer check expense	$45	0.05%	$45	0.06%
Data processing expense	$386	0.44%	$323	0.41%
Director fees	$66	0.07%	$63	0.08%
FDIC assessment	$10	0.01%	$8	0.01%
OCC assessment	$35	0.04%	$31	0.04%
Office and stationary expense	$85	0.10%	$93	0.12%
Postage	$31	0.04%	$32	0.04%
Telephone	$55	0.06%	$35	0.04%
Amortization of covenant	$52	0.06%	$52	0.07%
Other	$229	0.26%	$235	0.30%
Total	$3,961	4.49%	$3,291	4.21%

    Non-interest income decreased by $68,000 to $796,000 in 1999 as compared to $864,000 in 1998. The decrease in non-interest income was a result of a decrease in brokered loan income.

    The provision for credit losses in 1998 was $78,000, compared to $0 for 1999. As of June 30, 2000, no portion of the allowance for credit losses was allocated to impaired loans. The provision for credit losses is determined by management based on the factors and processes described above under "BUSINESS—Credit Risk Management and Allowance for Credit Losses."

    Income tax expenses for 1999 were $310,000 reducing Mountain Bank Holding's net earnings from $1,014,000. Income tax expenses for 1998 were $393,000.

Financial Position

    Mountain Bank Holding total assets grew 4.57% or $4,000,000 during 1999 to an end of year total of $91,700,000. The growth in assets during 1999 is primarily attributable to deposit growth of $3,700,000 from current and new banking customers.

    Portfolio securities grew by $2,00,000 during 1999 to $27,000,000 at year end 1999 from $24,900,000 at year end 1998.

    Loans grew during 1999 by $9,300,000 or 20.69% from $44,800,000 at year end 1998 to $54,100,000 at year end 1999. The majority of this growth was in real estate loans which grew by 26.91% or $7,000,000 to $33,400,000 at year end 1999 and consumer lending which grew $2,400,000 or 18% to $15,900,000 at year end 1999.

    Deposits grew during 1999 by $3,600,000 or 4.7% to $81,200,000 at year end 1999. Management feels deposit growth should continue throughout 2000, although somewhat slower.

Capital Requirements

    Mountain Bank Holding's equity capital was $10,200,000 at year end 1999 compared to $9,700,000 at year end 1998. This increase of $471,000 primarily consists of net income of $704,000 less an increase in unrealized loss on available for sale securities of $341,000 for 1999. No dividends were paid by Mountain Bank Holding during 1999 and Mountain Bank Holding does not expect to pay dividends any time in the foreseeable future.

    At December 31, 1999, Mountain Bank Holding's Tier 1 Capital to Average Assets was 11.8%, Tier 1 Capital to Risk Weighted Assets was 17.93% and Tier 2 Capital was 18.97%. Mountain Bank Holding would be considered "well capitalized" within applicable Federal banking regulatory guidelines at December 31, 1999. See Note 16 to Mountain Bank Holding's Consolidated Financial Statements contained in this document for a table that shows the requirements for being considered "well capitalized" under such guidelines.

Liquidity Resources

    Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales of available for sale securities. Mt. Rainier Bank also has borrowing lines at three correspondent banks in the aggregate amount of $3,600,000 and a borrowing line at Federal Home Loan Bank in the approximate amount of $9,300,000 for a total available of $12,900,000 or short-term funding.

    Mountain Bank Holding and Mt. Rainier Bank's capital amounts are well above minimum capital adequacy (see Note 16 to Mountain Bank Holding's Consolidated Financial Statements contained in this document). Our long and short-term plans call for moderate growth to continue, with such growth expected to be funded through continued profits, future stock sales and present excess liquidity.

    $29,555,000 of our certificates of deposits mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 77.3% plus unused borrowing lines of $12,900,000, plus investments available for sale of $27,043,000, we have significant liquidity to meet any need which could arise from these certificates not being renewed as anticipated.

Asset Liability Management

    The long-term profitability of Mountain Bank Holding depends on properly priced products and services, asset quality and asset-liability management.

    A traditional measure of interest rate sensitivity and its impact upon the next year's earnings is Mountain Bank Holding's one-year gap position (total assets subject to repricing less total liabilities subject to repricing). At December 31, 1999, Mountain Bank Holding had a cumulative one year negative gap of $38,900,000 in liabilities repricing faster than assets. This negative gap is a result of Mountain Bank Holding's floating rate deposit accounts totaling $37,000,000 which reprice on a monthly basis.

    While the one-year-gap measure helps provide some information about a financial institution's interest sensitivity, it does not predict the trends of future earnings.

Asset Quality

    Asset quality is good. Non-performing assets at June 30, 2000, were $22,000 or 0.03% of loans. The provision for losses on loans was $40,000 for the first half of 2000 which is an increase of $40,000 over the provision of $0 for the first half of 1999. The reserve total is increased due to ongoing, quarterly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix.

    Non-performing and other loans past due 90 days or more were $0 at year end 1999 compared to $447,000 at year end 1998. Non-performing loans as a percentage of net loans before the allowance for loan losses was 0% at year end 1999 and 1.00% at year end 1998. The reserve for credit losses to non-performing loans, which is a measure of Mt. Rainier's ability to cover problem assets with existing reserves, was 86% at year end 1998. Mountain Bank Holding had no material restructured loans in 1999 or 1998. The asset quality of Mountain Bank Holding continues to be good which is a result of good underwriting standards coupled with aggressive collection efforts and a good local economy.

MANAGEMENT

Directors and Executive Officers

    The directors and executive officers of Mountain Bank Holding are:

Name	Age	Position(s) Held
Roy T. Brooks	59	Chairman and CEO
Susan K. Bowen-Hahto	52	Director
Brian W. Gallagher	51	Director
Michael K. Jones	58	Director
Barry C. Kombol	49	Director
John W. Raeder	63	Director
Garrett S. Van Beek	65	Director
Hans Rudy Zurcher	63	Director
Steve W. Moergeli	46	Director and President/CEO of Mt. Rainier Bank
Sheila M. Brumley	45	Secretary and CFO of Mountain Bank Holding and Senior Vice President and Cashier of Mt. Rainier Bank

    All directors have served since the incorporation of Mountain Bank Holding in 1993 and have also served as members of the board of directors of Mt. Rainier Bank since Mt. Rainier Bank commenced operations in 1990, with the exception of Mr. Moergeli who has served since March 1997. No director of Mountain Bank Holding is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

    Under our Articles of Incorporation, the board of directors is divided into three classes of directors, serving staggered terms. The terms of Messrs. Kombol, Raeder and Van Beek expire in 2001; the terms of Messrs. Gallagher, Jones and Zurcher expire in 2002; and the terms of Messrs. Brooks and Moergeli and Ms. Bowen-Hahto expire in 2003.

    Roy T. Brooks is Chairman and Chief Executive Officer of Mountain Bank Holding and Chairman of Mt. Rainier Bank. Mr. Brooks is also Chief Executive Officer of Westmark Electronics, a manufacturer's representative and consulting firm. Mr. Brooks has held progressively more responsible management positions in the electronics industry during his 34 years of experience in the industry.

    Susan K. Bowen-Hahto is a lifetime resident of the Buckley/Enumclaw area and has been active in the community. Ms. Bowen-Hahto is a real estate and land developer. Ms. Bowen-Hahto is a member of the Wabash Presbyterian Church.

    Brian W. Gallagher is President and owner of Northern Transport, Inc., a logging company as well as a transportation company for logs, pilings and poles. He has been in business in the Enumclaw area for over 20 years. Mr. Gallagher is also a board member of the Northwest Junior Livestock Show.

    Michael K. Jones, Sr. is a licensed Certified Public Accountant and operates his business under the name of Jones & Associates, Certified Public Accountants. He has many clients on the Enumclaw Plateau. Mr. Jones is also owner of U7 Racing, Inc., a marine business. Mr. Jones has been active in three professional accounting associations and four boating associations where he has held numerous positions. Mr. Jones and his family live on the Plateau.

    Barry C. Kombol is an attorney in private practice. Mr. Kombol has been a member of the Washington State Bar Association since 1978. He serves as general counsel for Palmer Coking Coal Co.

and Pacific Coal Company in Black Diamond. He is secretary/treasurer of Pacific Coast Coal Company, a company he helped found in 1982. Mr. Kombol also has served as Judge Pro-Tem/Magistrate at Enumclaw Municipal and Aukeen District Courts in King County. He is past president and a current member of the Enumclaw Lions Club; founder of the Black Diamond Community Center; a coach in the Cascade Foothills Soccer League (1992-1998); a member of King County's "Enumclaw Community Planning Committee" (1987-88); was a member of the Sacred Heart Parish in Enumclaw from 1978-1997 and has been a member of St. Barbara's Parish since 1998.

    John W. Raeder is retired from the heating, ventilating, refrigeration and air conditioning business. Mr. Raeder is the past Board Chairman and CEO of the Auburn Chamber of Commerce. Active in youth activities while his children were young, he was baseball coach and basketball coach for Little League, and Committee Chairman and Cub Scout Pack Leader with the Boy Scouts of America. Mr. Raeder is also a member of Air Conditioning Contractors of America. Mr. Raeder is an active member of Calvary Presbyterian Church, serving as Elder, and he chaired the Economic Development Advisory Panel for the City of Enumclaw from 1997 through 1999.

    Garrett S. Van Beek is a dairyman, operating a 120 acre farm. He and his wife moved to the Enumclaw area and began farming over 37 years ago. Mr. Van Beek has been a director of the King County Farm Bureau, director of the Pierce County Farm Bureau and director of the Farm Bureau of Washington State. He also served as a director for the Federal Land Bank of Puyallup from 1977 until 1985. He served on the Loan Committee and the Building Committee. Over the years, he has been involved in youth activities such as Future Farmers of America. Active in Calvary Presbyterian Church, Garrett has served as Sunday school teacher, youth leader and Elder. In addition, he has participated on the Stewardship Committee and Outreach Committee. Mr. Van Beek is a past member of the Governor's counsel for agriculture and environment.

    Hans Rudolf Zurcher a dairy farmer since 1957, presently operates (in partnership with his son) a 208 acre dairy farm in Eastern Washington. Mr. Zurcher served as President and Board member for the King County Dairy Herd Improvement Association (D.H.I.A.). He was on the Board of the King-Pierce County Dairy Federation, a political action group, from 1983 to 1989 and served as President from 1986 to 1989. In addition, Mr. Zurcher has served on the Advisory Committee for the Washington State University Dairy Short Course. He is an alumni member of the Enumclaw Future Farmers of America Club, and he and his wife have been active in 4-H along with their children. From 1992 to 1997 he has served on various committees at the Washington State Dairy Products Commission.

    Steve W. Moergeli is the President and Chief Executive Officer of Mt. Rainier Bank. Mr. Moergeli began his banking career in Enumclaw in 1978 with Cascade Security Bank and served as Vice President and manager of Key Bank before joining Mt. Rainier Bank in May 1991 as its Senior Loan Officer. Mr. Moergeli is past President of the Enumclaw Area Chamber of Commerce, past President of the Enumclaw Lions Club and today, serves as Chairman of the Enumclaw City Board of Adjustments.

    Sheila M. Brumley is the Senior Vice President and Cashier of Mt. Rainier Bank and the Chief Financial Officer of Mountain Bank Holding. She also holds the position of Corporate Secretary of both entities. Ms. Brumley started her banking career with Security Pacific National Bank in 1973. She served as Vice President and Cashier with Puyallup Valley Bank prior to joining Mt. Rainier Bank in September of 1990.

Remuneration of Officers And Directors

    Mountain Bank Holding does not pay its directors any retainers, fees for meetings attended, or other cash compensation. However, each of the directors of Mountain Bank Holding is also a director of Mt. Rainier Bank. Non-employee directors of Mt. Rainier Bank (other than the Chairman) receive

$750 per board meeting attended and $125 for each committee meeting attended, except non-employee Audit Committee members who received a fee of $200 for each meeting attended.

    The following table sets forth compensation paid by Mt. Rainier Bank to its three highest paid executive officers during fiscal year 1999.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration
Steve W. Moergeli	President and CEO of Mt. Rainier Bank	$106,942
Sheila M. Brumley	Chief Financial Officer of Mountain Bank Holding; Senior Vice President and Cashier of Mt. Rainier Bank	$84,630
Sterlin Franks	Vice President and Credit Administrator of Mt. Rainier Bank	$81,590
All Executive Officers as a group (3 persons)		$273,162

Stock Option Plans

    All information in the following discussion regarding Share amounts and option exercise prices has been adjusted where necessary to reflect the two-for-one stock split of the Shares effective April 24, 2000.

    1990 Director Stock Option Plan.  At the first Annual Meeting of Shareholders of Mt. Rainier Bank, the shareholders approved the 1990 Director Stock Option Plan. This plan has been assumed and adopted by Mountain Bank Holding. Under the terms of the plan, an outside director is granted an option to purchase 12,000 Shares upon his or her initial election to the Board of Directors at an exercise price equal to the fair market value of such Shares on the date of the grant. The options are exercisable on a cumulative basis in annual installments of 33% each on the third, fourth and fifth anniversary of the date of grant. Service as a director must be continuous for such vesting to occur.

    A total of 120,000 Shares were available for issuance under the 1990 Director Stock Option Plan. Options to purchase 108,000 Shares at $2.50 per Share were issued on June 13, 1990, and expire on June 13, 2005. All such options are presently exercised or exercisable. No option can be exercised after the expiration of fifteen (15) years from the date of grant. Shares subject to stock options held by the directors of Mountain Bank Holding are described in "Security Ownership of Management and Certain Shareholders." Because only 12,000 Shares were available for issuance under this plan the board and shareholders approved the 1999 Director Stock Option Plan described below.

    1999 Director Stock Option Plan.  At the 1999 Annual Meeting, the shareholders approved the 1999 Director Stock Option Plan, in which 40,000 additional Shares were reserved for issuance to directors. Under the terms of this plan, non-qualified stock options to purchase Shares may be granted to non-employee directors at a price not less than the greater of (i) the fair market value, or (ii) the net book value of such Shares on the date of grant. No options will be granted under the plan until all shares available under the 1990 Director Stock Option Plan are granted. During 1999, no options to purchase shares were granted to directors under either plan.

    1990 Employee Stock Option Plan.  The 1990 Employee Stock Option Plan was approved by Mt. Rainier Bank's shareholders at Mt. Rainier Bank's first Annual Meeting of Shareholders and subsequently adopted by Mountain Bank Holding. A total of 120,000 Shares were authorized to be issued under the plan, and at December 31, 1999, all but one of the available Shares had been granted. This plan expired on May 4, 2000.

    1999 Employee Stock Option Plan.  At the 1999 Annual Meeting, the shareholders approved the 1999 Employee Stock Option Plan, in which 80,000 Shares were reserved for issuance to employees. Both incentive and non-qualified options may be granted to key employees of Mt. Rainier Bank. The exercise price of the options must be not less than the greater of (i) the fair market value, or (ii) the net book value of the Shares on the date in which the option is granted. In general, an incentive stock option may be exercised during a period of not more than 10 years from the date of grant, although a shorter period may be specified, and in such amounts as the board may determine. A non-qualified stock option may be exercised during the period specified by the board. The board has the authority to subsequently accelerate the period within which any option may be exercised.

    As of June 30, 2000, a total of 43,000 Shares remain available for grant under the 1999 Employee Stock Option Plan.

Security Ownership Of Management And Certain Shareholders

    The following table sets forth certain information including the beneficial ownership of Shares as of August 31, 2000, with respect to (a) each of the three highest paid persons who are officers or directors of Mountain Bank Holding or Mt. Rainier Bank; (b) the directors of Mountain Bank Holding; and (c) all officers and directors as a group. We are not aware of any person who at August 31, 2000, beneficially owned more than 5% of our outstanding Shares.

Name and Address	Amount and Nature of Ownership(1)		Percent Ownership
Roy T. Brooks, Chairman and CEO 38908 254th SE, Enumclaw, WA 98022	62,722	(2)	3.36%
Michael K. Jones, Director 325 N. Central, Kent, WA 98032	57,298	(3)	3.07%
Brian W. Gallagher, Director 15727 Tubbs Road, Buckley, WA 98321	61,426	(4)	3.29%
Barry C. Kombol, Director 30411 234th SE, Maple Valley, WA 98038	27,000	(5)	1.45%
Garrett S. Van Beek, Director 23423 SE 464th, Enumclaw, WA 98022	44,056	(6)	2.36%
John W. Raeder, Director 14142 SE 238th Lane, Kent, WA 98042	39,472	(7)	2.11%
Susan K. Bowen-Hahto, Director 22728 Entwhistle Road, Buckley, WA 98321	29,200	(8)	1.56%
Hans Rudy Zurcher, Director 39102 236th SE, Enumclaw, WA 98022	50,828	(9)	2.72%
Steve W. Moergeli, Director; Bank President /CEO 39703—253rd SE, Enumclaw, WA 98022	29,290	(10)	1.30%
Sheila M. Brumley, Bank SVP & Mountain Bank Holding CFO 5706—114th Avenue Ct E, Puyallup, WA 98372	17,316	(11)	0.93%
Sterlin Franks, Bank VP & Credit Administrator PO Box 331, Wilkeson, WA 98396	1,418		0.08%
All officers and directors as a group (11 persons)(12)	420,026	(13)	21.21%

(1)
Shares held directly with sole voting power unless otherwise indicated.

(2)
Includes 7,632 Shares held jointly with Mr. Brooks' spouse and 11,332 Shares subject to stock options exercisable within 60 days.

(3)
Includes 10,000 Shares held by Mr. Jones' spouse, 4,000 Shares held in trusts for the benefit of Mr. Jones' children, 1202 Shares held by Mr. Jones' children, and 12,000 Shares subject to stock options exercisable within 60 days.

(4)
Includes 2,124 Shares held by Mr. Gallagher's spouse, 7,714 Shares held for the benefit of Mr. Gallagher's children, 2,004 held by Mr. Gallagher's minor children, and 12,000 Shares subject to stock options exercisable within 60 days.

(5)
Includes 8,000 Shares subject to stock options exercisable within 60 days.

(6)
Includes 5,486 Shares held by Mr. Van Beek's spouse, 10,570 Shares held jointly with his spouse, and 12,000 Shares subject to stock options exercisable within 60 days.

(7)
Includes 12,000 Shares subject to stock options exercisable within 60 days.

(8)
Includes 2,000 Shares held jointly with Ms. Bowen-Hahto's spouse, 1,600 Shares held in trusts for the benefit of her children, and 12,000 Shares subject to stock options exercisable within 60 days.

(9)
Includes 12,000 Shares subject to stock options exercisable within 60 days.

(10)
Includes 19,000 Shares subject to stock options exercisable within 60 days.

(11)
Includes 1,840 Shares held in trust for the benefit of Ms. Brumley's children or jointly with her children and 14,000 Shares subject to stock options exercisable within 60 days.

(12)
As noted in "Terms of the Offering—Purchase Intentions of Directors and Executive Officers," the directors and executive officers have indicated they intend to acquire in the aggregate approximately 11,437 shares allocated to existing shareholders in the offering, and may also purchase additional shares.

(13)
Includes 124,332 Shares subject to stock options exercisable within 60 days.

Options, Warrants and Rights

    The Shares included in the table above as "exercisable within 60 days" are all exercisable at $2.50 per Share, except (i) 2,000 Shares under options held by Mr. Moergeli that are exercisable at $3.125 per Share; (ii) 5,000 Shares under options held by Mr. Moergeli that are exercisable at $6.25 per Share; (iii) 2,000 Shares under options held by Ms. Brumley that are exercisable at $3.125 per Share; and (iv) 3,332 Shares under options held by Mr. Brooks that are exercisable at $6.25 per Share.

    In addition to the Shares subject to options included in the table above, Mr. Moergeli and Mr. Brooks have been granted options to purchase 10,000 Shares and 6,668 Shares, respectively, at $6.25 per Share. All such options vest as to one-half of the amount granted on August 1, 2001, and August 1, 2002. Ms. Brumley has been granted options to purchase 3,000 Shares at $6.50 per Share. Such options vest as to one-third of the total amount granted on June 3, 2001; June 3, 2002; and June 3, 2003. Mr. Franks has been granted options to purchase 6,000 Shares at $6.25 per Share. Such options vest as to one-third of the total amount granted on October 16, 2000; October 16, 2001; and October 16, 2002. Mr. Franks has also been granted options to purchase 3,000 Shares at $8.75 per Share. Such options vest as to one-third of the total amount granted on May 18, 2002; May 18, 2003; and May 18, 2004. All Share and exercise price figures in the preceding paragraphs have been adjusted to reflect the two-for-one stock split effective April 24, 2000.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

    Mt. Rainier Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of the directors and officers of Mountain Bank Holding and Mt. Rainier Bank, and members of their immediate families and firms and corporations with which they are associated including borrowing and investing in certificates of deposit. All such loans and investments have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the same time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

    At December 31, 1999, and December 31, 1998, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to Mt. Rainier Bank in the aggregate amount of approximately $2,976,000 and $1,705,000, respectively. During 1999, $3,006,000 of new loans and advances were made and repayments totaled $1,735,000. At June 30, 2000, loans to directors and officers totaled approximately $3,584,000. All such loans are currently in good standing and are being paid in accordance with their terms.

SUPERVISION AND REGULATION

    The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the baking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Changes in Banking Laws and Regulations

    The laws and regulations that affect banks and bank holding companies have recently undergone significant changes. On November 12, 1999, the President signed into law the Financial Services Modernization Act of 1999. Generally, the act:

  •
  repeals the historical restrictions that prevent banks from affiliating with securities firms;

  •
  provides a uniform framework for the activities of banks, savings institutions and their holding companies;

  •
  broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies;

  •
  provides an enhanced framework for protecting the privacy of consumers' information; and

  •
  addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

    Bank holding companies may engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

    We do not believe that the act will negatively affect our operations or Mt. Rainier Bank's. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets that we currently serve.

Mountain Bank Holding

General

    As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and Mt. Rainier Bank.

Bank Holding Company Regulation

    In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board's approval before they:

  •
  acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

  •
  merge or consolidate with another bank holding company; or

  •
  acquire substantially all of the assets of any additional banks.

    Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Financial Modernization Act of 1999, a bank holding company may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

    Control of Nonbanks.  With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

    Control Transactions.  The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring "control" of a bank holding company to provide the Federal Reserve Board with 60 days' prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any "company" must obtain the Federal Reserve Board's approval before acquiring 25% (5% if the "company" is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Mountain Bank Holding.

Transactions with Affiliates

    Mountain Bank Holding and Mt. Rainier Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in "covered transactions" with an affiliate. It also requires all transactions with an affiliate, whether or not "covered transactions," to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

    Mountain Bank Holding and Mt. Rainier Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example,

with certain exceptions, neither we nor Mt. Rainier Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

    The Federal Reserve Board has adopted significant amendments to its anti-tying rules that remove Federal Reserve Board-imposed anti-tying restrictions on bank holding companies and their non-bank subsidiaries, and allow banks greater flexibility to package products with their affiliates. These amendments were designed to enhance competition in banking and nonbanking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers. However, the impact of the amendments on us and on Mt. Rainier Bank is unclear at this time.

State Law Restrictions

    As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although Mt. Rainier Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington banking law may restrict certain activities of Mt. Rainier Bank.

Mt. Rainier National Bank

General

    Mt. Rainier Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to Mt. Rainier Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Mt. Rainier Bank generally have been promulgated to protect depositors and not to protect stockholders of Mountain Bank Holding or Mt. Rainier Bank.

    Community Reinvestment Act.  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

    Insider Credit Transactions.  Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

    Federal Deposit Insurance Corporation Improvement Act.  Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that Mt. Rainier Bank meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

    The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

    Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

    Washington has "opted in" to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

    The deposits of Mt. Rainier Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

    The principal source of Mountain Bank Holding's cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Other than the laws and regulations noted above, which apply to all banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Capital Adequacy

    Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

    The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders' equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

    The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

    The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be "undercapitalized" depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

    Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on Mountain Bank Holding and Mt. Rainier Bank.

DESCRIPTION OF COMMON STOCK

General

    Our Articles of Incorporation authorize us to issue up to 10,000,000 Shares of common stock, no par value per Share, of which 1,860,422 Shares were outstanding at August 31, 2000. All outstanding Shares are fully paid and nonassessable. The Shares do not represent or constitute deposit accounts and are not insured by the FDIC.

    All Shares will be entitled to share equally in dividends, when, as, and if declared by the board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in all assets available for distribution to the common stock shareholders. We do not anticipate that we will pay any dividends on the Shares in the foreseeable future. See "DIVIDEND POLICY." Each holder of Shares is entitled to one vote for each Share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Shares.

    Shareholders' rights and related matters are governed by the Washington Business Corporation Act (the "WBCA"), and by our Articles of Incorporation and Bylaws. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Shares entitled to vote generally in the election of directors, voting as a single group. Article X of our Articles of Incorporation, which deals with the number of directors, the staggering of the terms of office of the directors, the filling of vacancies on the board of directors, and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of our outstanding Shares.

    Our Bylaws may be amended by either the board of directors, or by the affirmative vote of a majority of our outstanding Shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding Shares, at the next meeting of shareholders following the board's amendment.

Staggered Board of Directors

    Our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term. The use of a staggered board may make a change in our control or removal of incumbent management more difficult, as only a third of the members of the board of directors are elected in any given year.

State Anti-Takeover Provisions

    Certain provisions of the Washington Business Corporation Act ("WBCA"), summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.

    As a Washington corporation, we are subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a "significant business transaction" for a period of five years after the acquisition of ten percent or more of the corporation's outstanding stock by a third party (an "acquiring person"), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation.

    "Significant business transactions" are defined to include, among other things, (a) merger of the target corporation or any subsidiary with the acquiring person or any affiliate; (b) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation's assets; (c) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington; (d) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares, of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (e) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

Indemnification

    Our Bylaws contain provisions for the indemnification of our officers and directors in connection with certain types of legal liability incurred by such individuals because of actions or omissions in their capacities as officers or directors. Such provisions do not allow indemnification, however, in connection with a proceeding by or in the right of Mountain Bank Holding in which the officer or director is adjudged liable to us, or any other proceeding charging improper personal benefit to the individual, whether or not involving action in such person's official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received. We also maintain a Directors and Officers' Liability Insurance Policy.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or controlling persons of Mountain Bank Holding pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

AVAILABLE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a copying fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings are also available to the public at the Commission's Internet address at http://www.sec.gov.

    We have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form SB-1 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, with respect to the securities offered in this offering. This prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits. For further information with respect to us and the Shares, reference is made to the Registration Statement and the exhibits filed with the Registration Statement, which may be examined, or copies obtained, from the Commission as described above. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

EXPERTS

    The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Knight Vale & Gregory PLLC, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

    The validity of the Shares offered by Mountain Bank Holding will be passed upon for Mountain Bank Holding by Graham & Dunn PC, Seattle/Tacoma, Washington, 1420 Fifth Avenue, 33rd Floor, Seattle, Washington 98101-2390.

INDEX TO FINANCIAL STATEMENTS

AS FOR THE SIX MONTHS ENDED JUNE 30, 2000 (UNAUDITED) AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

Independent Auditors' Report

     Board of Directors
 Mountain Bank Holding Company and Subsidiary
Enumclaw, Washington

    We have audited the accompanying consolidated balance sheets of Mountain Bank Holding Company and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Knight Vale & Gregory PLLC

KNIGHT VALE & GREGORY PLLC

Tacoma, Washington
January 7, 2000

Mountain Bank Holding Company and Subsidiary

Consolidated Balance Sheets

June 30, 2000 and December 31, 1999

(Dollars in Thousands)

	June 30, 2000	December 31, 1999
	(Unaudited)
Assets
Cash and due from banks	$3,248	$3,240
Federal funds sold and interest bearing deposits in banks	8	3,563
Securities available for sale	23,969	27,043
Loans held for sale	—	294
Loans	62,372	54,051
Allowance for credit losses	647	607
Net loans	61,725	53,444
Premises and equipment	3,508	3,345
Accrued interest receivable	576	536
Other assets	262	276
Total assets	$93,296	$91,741
Liabilities
Deposits:
Demand	$14,728	$14,678
Savings and interest-bearing demand	33,780	37,526
Time	32,179	29,042
Total deposits	80,687	81,246
Accrued interest payable	234	194
Long-term debt	41	42
Other borrowings	1,664	—
Other liabilities	56	97
Total liabilities	82,682	81,579
Shareholders' Equity
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2000—1,855,758 shares; 1999—924,013 shares	928	924
Paid-in capital	6,811	6,785
Retained earnings	3,178	2,703
Accumulated other comprehensive loss	(303)	(250)
Total shareholders' equity	10,614	10,162
Total liabilities and shareholders' equity	$93,296	$91,741

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Income

Six Months Ended June 30, 2000 and 1999, and
Years Ended December 31, 1999 and 1998

(Dollars in Thousands, Except Per Share Amounts)

	June 30,		December 31,
	2000	1999	1999	1998
	(Unaudited)
Interest Income
Loans	$2,833	$2,253	$4,694	$4,441
Deposits in banks	33	146	293	296
Investment income:
Taxable	751	749	1,538	1,416
Tax-exempt	6	7	14	16
Total interest income	3,623	3,155	6,539	6,169
Interest Expense
Deposits	1,315	1,164	2,357	2,495
Other borrowings	20	—	—	—
Long-term debt	2	2	3	4
Total interest expense	1,337	1,166	2,360	2,499
Net interest income	2,286	1,989	4,179	3,670
Provision for Credit Losses	40	—	—	78
Net interest income after provision for credit losses	2,246	1,989	4,179	3,592
Non-Interest Income
Service charges on deposit accounts	264	235	476	416
Origination fees and gains on mortgage loans sold	55	66	113	293
Gains (losses) on sales of securities available for sale	(3)	1	—	—
Other	117	89	207	155
Total non-interest income	433	391	796	864
Non-Interest Expenses
Salaries	909	875	1,780	1,461
Employee benefits	164	155	343	252
Occupancy	109	89	206	135
Equipment	176	201	424	319
Other	607	619	1,208	1,124
Total non-interest expenses	1,965	1,939	3,961	3,291
Income before income taxes	714	441	1,014	1,165
Income Taxes	239	115	310	393
Net income	$475	$326	$704	$772
Earnings Per Share
Basic	$.26	$.18	$.39	$.48
Diluted	.24	.17	.37	.45

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Shareholders' Equity

Six Months Ended June 30, 2000 and
Years Ended December 31, 1999 and 1998

(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 1997	803,374	$803	$5,058	$1,227	$63	$7,151
Comprehensive income:
Net income	—	—	—	772	—	772
Other comprehensive income, net of tax:
Unrealized gain on securities, net of reclassification adjustment	—	—	—	—	28	28
Comprehensive income						800
Sale of common stock under employee stock purchase plan	1,186	1	14	—	—	15
Sale of common stock	102,922	103	1,622	—	—	1,725
Balance at December 31, 1998	907,482	907	6,694	1,999	91	9,691
Comprehensive income:
Net income	—	—	—	704	—	704
Other comprehensive income, net of tax:
Unrealized loss on securities, net of reclassification adjustment	—	—	—	—	(341)	(341)
Comprehensive income						363
Sale of common stock under employee stock purchase plan	1,532	2	18	—	—	20
Exercise of stock options	14,999	15	64	—	—	79
Tax benefit from exercise of stock options	—	—	9	—	—	9
Balance at December 31, 1999	924,013	924	6,785	2,703	(250)	10,162
Comprehensive income:
Net income	—	—	—	475	—	475
Other comprehensive income, net of tax:
Unrealized loss on securities, net of reclassification adjustment	—	—	—	—	(53)	(53)
Comprehensive income						422
Two-for-one stock split	924,013	—	—	—	—	—
Sale of common stock under employee stock purchase plan	1,732	1	14	—	—	15
Exercise of stock options	6,000	3	12	—	—	15
Balance at June 30, 2000 (unaudited)	1,855,758	$928	$6,811	$3,178	($303)	$10,614

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Cash Flows

Six Months Ended June 30, 2000 and 1999, and
Years Ended December 31, 1999 and 1998

(Dollars in Thousands)

	June 30,		December 31,
	2000	1999	1999	1998
	(Unaudited)
Cash Flows from Operating Activities
Net income	$475	$326	$704	$772
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	40	—	—	78
Depreciation and amortization	172	185	466	342
Deferred federal income taxes	—	—	—	(8)
(Gains) losses on sales of securities available for sale	3	(1)	—	—
Gains on loans sold	(55)	(66)	(82)	(119)
Originations of loans held for sale	(2,295)	(3,238)	(6,639)	(13,929)
Proceeds from sales of loans	2,644	3,979	7,102	13,705
(Increase) decrease in accrued interest receivable	(40)	21	(6)	20
Increase (decrease) in accrued interest payable	40	4	(21)	(25)
Other—net	28	(14)	(25)	(176)
Net cash provided by operating activities	1,012	1,196	1,499	660
Cash Flows from Investing Activities
Net (increase) decrease in interest-bearing deposits in banks	3,555	5,385	6,983	(8,098)
Activity in securities available for sale:
Purchases	(1,007)	(9,609)	(13,388)	(15,463)
Maturities, prepayments and calls	817	7,635	10,739	13,464
Proceeds from sales of securities available for sale	3,152	300	—	—
Increase in loans made to customers, net of principal collections	(8,320)	(3,671)	(9,277)	(2,255)
Additions to premises and equipment	(335)	(295)	(436)	(1,129)
Net cash used in investing activities	(2,138)	(255)	(5,379)	(13,481)
Cash Flows from Financing Activities
Net increase (decrease) in deposits	(559)	(514)	3,653	11,625
Net proceeds from issuance of stock	30	31	99	1,740
Net increase in other borrowings	1,664	—	—	—
Repayment of long-term debt	(1)	—	(1)	(2)
Net cash provided by (used in) financing activities	1,134	(483)	3,751	13,363
Net change in cash and due from banks	8	458	(129)	542
Cash and Due from Banks
Beginning of period	3,240	3,369	3,369	2,827
End of period	$3,248	$3,827	$3,240	$3,369
Supplemental Disclosures of Cash Flow Information
Interest paid	$1,297	$1,183	$2,381	$2,530
Income taxes paid	270	150	466	495
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Unrealized gain (loss) on securities available for sale, net of tax	($53)	$91	($341)	$28
Tax benefit from exercise of stock options	—	—	9	—

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements

June 30, 2000 and December 31, 1999

All amounts shown as of and for the periods ended June 30, 2000 and 1999 are unaudited.

Note 1—Summary of Significant Accounting Policies

Basis of Consolidation and Operations

    The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

    The Bank operates four branches and has a customer base centered in and around Southeastern King County and Northeastern Pierce County, Washington. The Bank's primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses and middle-income individuals. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets.

    Certain prior year amounts have been reclassified to conform to the 2000 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

    Securities available for sale consist of debt securities which may be sold to implement the Bank's asset/ liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

    Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Loans Held for Sale

    Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value. Net unrealized losses are recognized through a valuation allowance established by charges to income.

Loans

    Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

    Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance.

Allowance for Credit Losses

    The allowance for credit losses is maintained at a level considered adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

    When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

    When management determines that it is probable that a borrower will be unable to repay all amounts due according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs.

Premises and Equipment

    Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Transfers of Financial Assets

    Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

    Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/ liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

    For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

    The Company accounts for stock-based awards to employees using the intrinsic value method, in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures of the effects of all options granted on or after January 1, 1995 have been provided in accordance with SFAS No. 123, Accounting for Stock-Based Compensation.

Earnings Per Share

    Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plans. Earnings per share for the years ended December 31, 1999 and 1998, and for the six months ended June 30, 1999 have been restated to reflect the two-for-one stock split declared in March 2000 (see Note 22).

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for all fiscal years beginning after June 15, 2000. The Bank had no derivatives as of June 30, 2000 or December 31, 1999, nor does the Bank engage in any hedging activities. The Bank does not anticipate that the adoption of SFAS No. 133 will have a material effect on its financial position or results of operations.

Note 2—Restricted Assets

    Federal Reserve Board regulations require maintenance of minimum reserve balances with the Federal Reserve Bank. The amounts of such balances for the six months ended June 30, 2000 and for the year ended December 31, 1999 were $300.

Note 3—Debt and Equity Securities

    Debt and equity securities have been classified according to management's intent.

    The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
June 30, 2000
U.S. Treasury securities	$2,511	$—	$27	$2,484
U.S. Government and agency securities	14,495	—	253	14,242
Mortgage-backed securities	6,608	—	178	6,430
Municipal bonds	244	—	1	243
Federal Home Loan Bank and Federal Reserve Bank stock	570	—	—	570
	$24,428	$—	$459	$23,969

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 1999
U.S. Treasury securities	$5,668	$3	$25	$5,646
U.S. Government and agency securities	13,499	—	243	13,256
Mortgage-backed securities	7,453	1	116	7,338
Municipal bonds	244	—	—	244
Federal Home Loan Bank and Federal Reserve Bank stock	559	—	—	559
	$27,423	$4	$384	$27,043

    The carrying amount and approximate market value of debt securities at June 30, 2000 and December 31, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	June 30, 2000		December 31, 1999
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$8,269	$8,143	$5,511	$5,484
Due in one to five years	15,540	15,207	21,304	20,951
Due in five years or more	49	49	49	49
	$23,858	$23,399	$26,864	$26,484

    Securities with a carrying value of $1,000 and $1,003 at June 30, 2000 and December 31, 1999, respectively, were assigned or pledged to secure public deposits, certain short-term borrowings, and for other purposes as required by law.

Note 4—Loans

    Loans at June 30, 2000 and December 31, 1999 consist of the following:

	June 30, 2000	December 31, 1999
Commercial and agricultural	$16,213	$15,873
Real estate:
Residential 1-4 family	16,130	14,379
Commercial	18,345	13,872
Construction	6,230	5,117
Consumer	5,454	4,810
	$62,372	$54,051

    Changes in the allowance for credit losses for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998 are as follows:

	June 30,		December 31,
	2000	1999	1999	1998
Balance at beginning of period	$607	$618	$618	$555
Provision for credit losses	40	—	—	78
Charge-offs	—	(10)	(16)	(15)
Recoveries	—	—	5	—
Net charge-offs	—	(10)	(11)	(15)
Balance at end of period	$647	$608	$607	$618

    Following is a summary of information pertaining to impaired loans:

	2000	1999
June 30
Impaired loans without a valuation allowance	$22	$63
Impaired loans with a valuation allowance	—	—
Total impaired loans	$22	$63
Valuation allowance related to impaired loans	$—	$63
Six Months Ended June 30
Average investment in impaired loans	$15	$32
Interest income recognized on a cash basis on impaired loans	—	—
	1999	1998
December 31
Impaired loans without a valuation allowance	$—	$447
Impaired loans with a valuation allowance	—	—
Total impaired loans	$—	$447
Valuation allowance related to impaired loans	$—	$—
Years Ended December 31
Average investment in impaired loans	$65	$230
Interest income recognized on a cash basis on impaired loans	14	35

    At June 30, 2000 and December 31, 1999, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at June 30, 2000, or December 31, 1999 or 1998.

    At June 30, 2000 and December 31, 1999, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $3,584 and $2,976, respectively. During 2000 advances of $1,131 were made, and repayments totaled $523. During 1999 advances of $3,006 were made, and repayments totaled $1,735.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements (Continued)

June 30, 2000 and December 31, 1999

Note 5—Premises and Equipment

    The components of premises and equipment at June 30, 2000 and December 31, 1999 are as follows:

	June 30, 2000	December 31, 1999
Land	$1,111	$832
Buildings	2,491	2,491
Equipment, furniture and fixtures	1,636	1,873
Total cost	5,238	5,196
Less accumulated depreciation	1,730	1,851
	$3,508	$3,345

Note 6—Deposits

    The aggregate amount of certificates of deposit with a minimum denomination of one hundred thousand dollars is approximately $9,767 and $8,126 at June 30, 2000 and December 31, 1999, respectively.

    At June 30, 2000 and December 31, 1999, the scheduled maturities of certificates of deposit are as follows:

	June 30, 2000	December 31, 1999
Due in one year or less	$29,555	$27,117
Due in one to three years	1,962	1,468
Due in three years or more	—	—
Thereafter	662	457
	$32,179	$29,042

Note 7—Other Borrowings

    Other borrowings at June 30, 2000 represent advances from the Federal Home Loan Bank of Seattle, bearing interest at 7.263% and maturing July 2000.

Note 8—Long-Term Debt

    The long-term debt is secured by land, and is payable at $1 monthly, including interest of 8%. Future principal maturities are $2 annually through 2004 and $32 thereafter.

Note 9—Income Taxes

    The components of the provision for income taxes are as follows for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998:

	June 30,		December 31,
	2000	1999	1999	1998
Current	$239	$115	$310	$401
Deferred benefit	—	—	—	(8)
Income taxes	$239	$115	$310	$393

    The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at June 30, 2000 and December 31, 1999 follows:

	June 30, 2000	December 31, 1999
Deferred Tax Assets
Allowance for credit losses	$187	$187
Deferred compensation	11	11
Accumulated depreciation	32	32
Unrealized loss on securities available for sale	156	129
Other	1	1
Total deferred tax assets	387	360
Deferred Tax Liabilities
Cash basis tax accounting	78	78
Deferred income	166	166
Total deferred tax liabilities	244	244
Net deferred tax assets	$143	$116

    The following is a reconciliation between the statutory and effective federal income tax rates for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998:

	June 30,
	2000		1999
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$243	34.0%	$150	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(2)	(.3)	(2)	(.4)
Other	(2)	(.3)	(33)	(7.5)
Total income tax expense	$239	33.4%	$115	26.1%
	December 31,
	1999		1998
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$345	34.0%	$396	34.0%
Increase (decrease) resulting from:
Tax-exempt income	(8)	(.8)	(6)	(.5)
Other	(27)	(2.6)	3.2
Total income tax expense	$310	30.6%	$393	33.7%

Note 10—Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

    The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

    The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments is as follows:

	June 30, 2000	December 31, 1999
Commercial and agriculture	$1,179	$4,787
Real estate	6,405	2,163
Credit cards	2,577	2,381
	$10,161	$9,331

    Outstanding commitments under letters of credit totaled $807 and $653 at June 30, 2000 and December 31, 1999, respectively.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 53% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

    Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

    The Bank has agreements with commercial banks for lines of credit totaling approximately $3,600, and a credit line with the Federal Home Loan Bank of Seattle (FHLB) totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the FHLB to secure this credit line. At June 30, 2000, $1,664 was advanced under the FHLB line (see Note 7). These lines were not drawn upon in 1999 or 1998.

    On February 13, 1997, the Company entered into a settlement agreement with the Bank's former president whereby the Company agreed to pay $155 for a three-year noncompete agreement and other benefits. In addition, the executive agreed to forfeit stock options for 20,000 fully vested shares at an option price of $5 per share. Amortization of this non-compete agreement totaled $4 and $26 for the six months ended June 30, 2000 and 1999, respectively, and $52 and $52 for the years ended December 31, 1999 and 1998, respectively.

Note 11—Concentration of Credit Risk

    The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank's shareholders' equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $1,250.

    The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

    Investments in state and municipal securities involve governmental entities within the Bank's market area. Letters of credit were granted primarily to commercial borrowers.

Note 12—Stock Option Plans

Director Plans

    The 1990 Director Stock Option Plan grants a director an option to purchase 12,000 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 120,000 shares of the Company's common stock were reserved for option under this plan, of which 108,000 options at $2.50 per share were granted on June 13, 1990, to expire on June 13, 2005. All options granted are fully vested at June 30, 2000 and December 31, 1999.

    The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 40,000 shares of the Company's common stock were reserved for option under this plan; none had been granted as of December 31, 1999.

Employee Plans

    In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 200,000 shares are reserved for option as of June 30, 2000 and December 31, 1999, of which 162,498 and 158,498 shares have been granted at June 30, 2000 and December 31, 1999, respectively.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, but applies APB Opinion No. 25 in accounting for its plans. If the Company had elected to recognize compensation cost for stock options issued subsequent to December 31, 1994 based on the fair value at the grant dates, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Six Months Ended June 30,		Years Ended December 31,
	2000	1999	1999	1998
Net income:
As reported	$475	$326	$704	$772
Pro forma	429	276	638	732
Earnings per share:
Basic:
As reported	$.26	$.18	$.39	$.48
Pro forma	.23	.15	.35	.46
Diluted:
As reported	.24	.17	.37	.45
Pro forma	.22	.14	.34	.43

    The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option-pricing model and using the following weighted-average assumptions:

	June 30, 2000	December 31, 1999
Dividend yield	—%	—%
Expected life	10 years	10 years
Risk-free interest rate	6.14%	6.16%

    The weighted average fair value of options granted in the six moths ended June 30, 2000, and the years ended December 31, 1999 and 1998 was $4.08, $4.01 and $2.66, respectively.

    A summary of the status of the Company's stock option plan for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998, and changes during the years ending on those dates, is presented below:

	June 30,
	2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	231,164	$4.85	207,664	$3.42
Granted	4,000	9.00	—	—
Exercised	(6,000)	2.50	—	—
Forfeited	(8,664)	6.36	—	—
Outstanding at end of period	220,500	4.91	207,644	3.42
Options exercisable at period end	121,334		115,164
	December 31,
	1999		1998
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	218,664	$3.65	207,664	$3.42
Granted	53,500	8.82	11,000	8.14
Exercised	(29,998)	2.68	—	—
Forfeited	(11,002)	6.31	—	—
Outstanding at end of year	231,164	4.85	218,664	3.65
Options exercisable at year-end	128,664		79,332

    The following information summarizes information about stock options outstanding and exercisable at June 30, 2000 and December 31, 1999:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
June 30, 2000
$2.50 - $3.13	116,000	3.9	$2.52	116,000	$2.52
$5.50 - $6.50	45,000	7.0	6.17	5,334	5.50
$8.75 - $9.00	59,500	9.0	8.16	—	—
December 31, 1999
$2.50 - $3.13	126,664	4.1	$2.52	126,664	$2.52
$5.50 - $6.50	45,000	7.5	6.17	2,000	5.50
$8.75 - $9.00	59,500	9.5	8.81	—	—

Note 13—Profit Sharing Plan

    The Bank's defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 15% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank's contributions for the six months ended June 30, 2000 and 1999 totaled $15 and $14, respectively, and for the years ended December 31, 1999 and 1998 totaled $31 annually.

Note 14—Deferred Compensation Agreement

    In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $34 and $31 at June 30, 2000 and December 31, 1999, respectively. Expenses associated with this plan were $3 for the six months ended June 30, 2000 and 1999, and $5 for the years ended December 31, 2000 and 1999. The Bank has also purchased a whole-life insurance policy on the director, which may be used to fund benefits under the deferred compensation agreement.

Note 15—Employee Stock Purchase Plan

    Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock's fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 38,540. No employee can purchase more than 400 shares of common stock valued at more than $25 in any plan year; 1,732 were issued at a price of $8.75 for the six months ended June 30, 2000, and 3,064 and 2,372 shares were issued at a price of $6.25 per share for the years ended December 31, 1999 and 1998, respectively.

Note 16—Regulatory Matters

    The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

    As of December 31, 1999, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

					To be Well Capitalized Under Prompt Corrective Action Provisions
			Capital Adequacy Purposes
	Actual Amount
		Ratio	Amount	Ratio	Amount	Ratio
June 30, 2000
Tier 1 capital (to average assets):
Consolidated	$10,614	11.46%	$3,705	4.00%	N/A	N/A
Bank	10,807	11.67	3,705	4.00	$4,631	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	10,614	16.48	2,576	4.00	N/A	N/A
Bank	10,807	16.78	2,576	4.00	3,863	6.00
Total capital:
Consolidated	11,261	17.49	5,151	8.00	N/A	N/A
Bank	11,454	17.79	5,151	8.00	6,439	10.00
December 31, 1999
Tier 1 capital (to average assets):
Consolidated	$10,408	11.80%	$3,527	4.00%	N/A	N/A
Bank	10,273	11.65	3,527	4.00	$4,408	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	10,408	17.93	2,322	4.00	N/A	N/A
Bank	10,273	17.69	2,322	4.00	3,483	6.00
Total capital:
Consolidated	11,015	18.97	4,645	8.00	N/A	N/A
Bank	10,881	18.74	4,645	8.00	5,806	10.00

    Management believes, as of June 30, 2000 and December 31, 1999, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

    National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $2,157 as of June 30, 2000 and $1,623 as of December 31, 1999 without regulatory approval.

Condensed Balance Sheets—June 30, 2000 and December 31, 1999

	June 30, 2000	December 31, 1999
Assets
Cash	$106	$31
Investment in the Bank	10,347	10,022
Due from subsidiary	—	37
Other assets	161	72
Total assets	$10,614	$10,162
Liabilities and Shareholders' Equity
Shareholders' equity	$10,614	$10,162

Condensed Statements of Income—Six Months Ended June 30, 2000 and 1999,
and Years Ended December 31, 1999 and 1998

	June 30,		December 31,
	2000	1999	1999	1998
Operating Income/Bank
Dividend from subsidiary	$—	$—	$—	$500
Operating Expenses	89	103	(192)	(70)
Income (loss) before income taxes and equity in undistributed income of subsidiary	(89)	(103)	(192)	430
Income Tax Benefit	30	35	(65)	(26)
Income (loss) before equity in undistributed income of subsidiary	(59)	(68)	(127)	456
Equity in Undistributed Income of Subsidiary	534	394	831	316
Net income	$475	$326	$704	$772

Condensed Statements of Cash Flows—Six Months Ended June 30, 2000 and 1999,
and Years Ended December 31, 1999 and 1998

	June 30,		December 31,
	2000	1999	1999	1998
Cash Flows from Operating Activities
Net income	$475	$326	$704	$772
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of organization costs	—	—	—	1
Amortization of covenant not to compete	4	26	52	52
Equity in undistributed income of subsidiary	(534)	(394)	(831)	(316)
Decrease in receivable from subsidiary	37	75	90	68
Decrease in federal income taxes payable	—	(70)	(156)	(94)
Decrease in other	63	(40)	—	(80)
Net cash provided by (used in) operating activities	45	(77)	(141)	403
Cash Flows from Investing Activities
Investment in subsidiary	—	—	—	(2,750)
Cash Flows from Financing Activities
Proceeds from issuance of common stock	30	31	99	1,740
Net change in cash	75	(46)	(42)	(607)
Cash
Beginning of period	31	73	73	680
End of period	$106	$27	$31	$73

Note 18—Other Expenses

    Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998:

	June 30,		December 31,
	2000	1999	1999	1998
Professional fees	$34	$45	$87	$76
Data processing	210	182	402	347
Office supplies and expenses	31	45	110	119
Business taxes	42	40	81	79
Director's fees	33	36	66	63

Note 19—Earnings Per Share Disclosures

    Following is information regarding the calculation of basic and diluted earnings per share for the six months ended June 30, 2000 and 1999, and for the years ended December 31, 1999 and 1998:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Six Months Ended June 30, 2000
Basic earnings per share:
Net income	$475	1,851,699	$.26
Effect of dilutive securities:
Options	—	102,315	(.02)
Diluted earnings per share:
Net income	$475	1,954,014	$.24
Six Months Ended June 30, 1999
Basic earnings per share:
Net income	$326	1,817,496	$.18
Effect of dilutive securities:
Options	—	122,788	(.01)
Diluted earnings per share:
Net income	$326	1,940,284	$.17
Year Ended December 31, 1999
Basic earnings per share:
Net income	$704	1,827,496	$.39
Effect of dilutive securities:
Options	—	104,892	(.02)
Diluted earnings per share:
Net income	$704	1,932,388	$.37
Year Ended December 31, 1998
Basic earnings per share:
Net income	$772	1,615,464	$.48
Effect of dilutive securities:
Options	—	102,480	(.03)
Diluted earnings per share:
Net income	$772	1,717,944	$.45

    The number of shares shown for "options" is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Note 20—Capital Offering

    On October 1, 1998, the Company offered for sale 100,000 shares of one-dollar par value common stock at a subscription price of $17.50 per share. The offering was to the general public and was concluded on December 28, 1998.

Note 21—Comprehensive Income

    Net unrealized gains and losses include, net of tax, $340 of unrealized losses arising during 1999 and $43 of unrealized gains arising during 1998, less reclassification adjustments of $1 and $15 for gains included in net income in 1999 and 1998, respectively, as follows:

	Before- Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Six Months Ended June 30, 2000
Unrealized holding losses arising during the year	($82)	$27	($55)
Reclassification adjustments for losses realized in net income	3	(1)	2
Net unrealized losses	($79)	$26	($53)
Six Months Ended June 30, 1999
Unrealized holding gains arising during the year	$137	$47	$90
Reclassification adjustments for gains realized in net income	1	—	1
Net unrealized gains	$138	$47	$91
Year Ended December 31, 1999
Unrealized holding losses arising during the year	($517)	$177	($340)
Reclassification adjustments for gains realized in net income	(1)	—	(1)
Net unrealized losses	($518)	$177	($341)
Year Ended December 31, 1998
Unrealized holding gains arising during the year	$64	$21	$43
Reclassification adjustments for gains realized in net income	(23)	(8)	(15)
Net unrealized gains	$41	$13	$28

Note 22—Stock Split (Unaudited)

    On March 28, 2000, the Board of Directors announced a two-for-one stock split payable to shareholders of record as of April 10, 2000. In connection with the stock split, the par value of the Company's common stock was changed from $1.00 per share to no par value and the number of authorized shares was increased from 5 million to 10 million. The number of shares outstanding at June 30, 2000 and the average number of common shares outstanding, and the earnings per share information for the years ended December 31, 1999 and 1998, and the six months ended June 30, 1999 have been adjusted to show the effect of the stock split. In addition, the prior period stock option information in Note 12 has likewise been restated to show the effect of the split.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1. Indemnification of Directors and Officers

    The Bylaws of Mountain Bank Holding provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

  (a)
  the individual acted in good faith; and

  (b)
  the individual reasonably believed:

  (i)
  in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

  (ii)
  in all other cases, that the individual's conduct was at least not opposed to its best interests; and

  (c)
  in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

    Mountain Bank Holding will not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

  (a)
  in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

  (b)
  in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

    Mountain Bank Holding has a Directors' and Officers' Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act.").

Item 2. Other Expenses of Issuance and Distribution

    The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fees	$218
Legal fees and expenses	$38,000
Accounting fees and expenses	$4,000
Printing expenses	$7,000
Miscellaneous	$500
Total Offering Expenses	$49,718

Item 3. Undertakings

    (a) The undersigned Registrant hereby undertakes:

      1.  To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

    (i)
    Include any prospectus required by section 10(a)(3) of the Act;

    (ii)
    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

    (iii)
    Include any additional or changed material information on the plan of distribution.

      2.  That, for the purpose of determining liability under the Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

      3.  To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 4. Unregistered Securities Issued or Sold Within One Year

    None.

Item 5. Index to Exhibits

    See Exhibit Index on page II-5.

Item 6. Description of Exhibits.

    See Exhibit Index on page II-5.

SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form SB-1 and authorized this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, in the City of Enumclaw, State of Washington on November 6, 2000.

MOUNTAIN BANK HOLDING COMPANY
By:	/s/ ROY T. BROOKS Roy T. Brooks, Chairman of the Board and Chief Executive Officer

    In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on November 6, 2000.

Signature	Capacity

/s/ ROY T. BROOKS Roy T. Brooks	Chairman of the Board and Director (Principal Executive Officer)
/s/ SHEILA M. BRUMLEY Sheila M. Brumley	Chief Financial Officer (Principal Financial and Accounting Officer)
SUSAN K. BOWEN-HAHTO* Susan K. Bowen-Hahto	Director
BRIAN W. GALLAGHER* Brian W. Gallagher	Director
MICHAEL K. JONES* Michael K. Jones	Director
BARRY C. KOMBOL* Barry C. Kombol	Director
/s/ STEVE W. MOERGELI Steve W. Moergeli	Director

JOHN W. RAEDER* John W. Raeder	Director
GARRETT S. VAN BEEK* Garrett S. Van Beek	Director
HANS RUDY ZURCHER* Hans Rudy Zurcher	Director

*By:	/s/ STEVE W. MOERGELI Steve W. Moergeli Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Articles of Incorporation of Mountain Bank Holding Company, as amended(1)
2.2	Bylaws of Mountain Bank Holding Company(2)
4.1	Form of Subscription Agreements*
6.1	Lease Agreement between Mountain Bank Holding and its subsidiary, Mt. Rainier National Bank(2)
6.2	1990 Employee Stock Option Plan(2)
6.3	1999 Employee Stock Option Plan(3)
6.4	Form of 1999 Employee Stock Option Plan Option Agreement(3)
6.5	1990 Director Stock Option Plan(2)
6.6	1999 Director Stock Option Plan(3)
6.7	Form of 1999 Director Stock Option Plan Option Agreement(3)
6.8	1995 Employee Stock Purchase Plan(2)
10.1	Consent of Independent Certified Public Accountants*
10.2	Consent of Legal Counsel (included in legal opinion—filed as Exhibit 11.1)
11.1	Opinion of Graham & Dunn regarding legality of the securities covered by the Registration Statement*
12.1	Form Letter to Shareholders*

(1)
Incorporated by reference to exhibits filed with the Registrant's Quarterly Report of Form 10Q-SB, filed with the Commission on August 8, 2000.

(2)
Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form 10-SB, Registration No. 000-28394.

(3)
Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10K-SB, filed with the Commission on March 2, 2000.

*
Previously filed

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
RISK FACTORS
TERMS OF THE OFFERING
DILUTION
DIVIDEND POLICY
USE OF PROCEEDS
BUSINESS
Gap Analysis June 30, 2000
Earning Assets
Investment Securities Portfolio
Summary of Credit Loss Experience and Related Information
Allocation of the Allowance for Credit Losses (in thousands)
Risk Elements—Nonaccrual, Past Due and Restructured Loans (in thousands) At June 30, 2000
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
MANAGEMENT
CERTAIN TRANSACTIONS AND RELATIONSHIPS
SUPERVISION AND REGULATION
Mountain Bank Holding
Mt. Rainier National Bank
DESCRIPTION OF COMMON STOCK
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
AVAILABLE INFORMATION
EXPERTS
LEGAL MATTERS
INDEX TO FINANCIAL STATEMENTS
Independent Auditors' Report
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS